LYNCH INTERACTIVE CORPORATION

1-15097

P.E 12-31-2001

2001 ANNUAL REPORT



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"It is not the strongest of the species that survive, nor the most intelligent, but the one most responsive to change."

Charles Darwin

McLeod USA

Global Crossing

Winstar Communications

Teligent


R.I.P.

FINANCIAL HIGHLIGHTS

(In thousands of dollars, except for share amounts)

	For the Year Ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
Multimedia					
Revenues	$79,352	$ 66,983	$ 59,011	$ 54,622	$ 47,908
Earnings Before Interest, Taxes, Depreciation & Amortization- EBITDA	41,274	34,699	31,443	29,389	24,666
Depreciation & Amortization	18,268	15,781	14,115	12,995	12,175
Capital Expenditures	20,524	17,196	11,742	11,028	10,914
Consolidated (a)					
Income (Loss) from Continuing Operations	$ 2,534	$ 5,031	$ (9,047)	$ 4,487	$(3,348)
Per Share (b)	0.90	1.78	(3.21)	1.58	(1.18)
Net Income (Loss)	1,148	2,365	(9,216)	4,929	(3,279)
Per Share (b)	0.41	0.84	(3.27)	1.74	(1.16)
Working Capital (Deficiency)	$ (8,860)	$ 6,802	$ 12,082	$ 5,657	$ (400)
Current Ratio	.9 to 1	1.2 to 1	1.2 to 1	1.1 to 1	1 to 1
Total Assets	$279,348	$240,410	$253,969	$246,092	$253,032
Shareholders' Equity	24,517	23,399	26,911	39,314	32,995
Price Per Share (b):					
High	$73 1/2	$65 1/2	$60		
Low	34 1/2	43 1/2	21		
At December 31 Stock Price	69	43 1/2	49 15/16		
Shares O/S (b) (c):	**2,820,051**	**2,821,666**	**2,824,366**	**2,836,496**	**2,834,096**

(a) The Company's holdings in The Morgan Group, Inc. (68.5% equity ownership; 80.8% voting control) were spun off to shareholders on January 24, 2002.

(b) Common shares began trading on September 1, 1999, adjusted to reflect a 2 for 1 stock split, which occurred on September 11, 2000.

(c) At December 31, 2001, there are an additional 235,294 shares outstanding, which would be issued to Cascade Investment L.L.C. upon conversion of the convertible note.

LYNCH INTERACTIVE CORPORATION
STATISTICS -- VIDEO, VOICE & DATA – December 31, 2001

	Access Lines/Subscribers								Population		Telephony	
Operation	Wireline	Cable	ISP	DSL	Alarm	Paging	CLEC	LD Resale	Cellular	PCS	Other	LD MOU(2)
Western New Mexico	6,741		4,642	1		223			62,881	256,801		15,184,000
Inter-Community	2,601		1,092	8					1,905			1,353,707
Cuba City	1,869											2,039,041
Belmont	900											666,078
Bretton Woods	808		133	22								2,304,000
J.B.N.	2,858			11				1,735				9,477,000
Haviland	3,927	163	1,021	63		18		2,698				12,809,000
Giant Communications			2,581	38			156	56				
Dunkirk & Fredonia	13,121		11,663	152	5,597	631	3,819	4,284				14,696,730
Upper Peninsula	7,278		380									8,912,000
Central Scott	6,334		555	120		20		1,241		21,321		9,672,052
Central Utah	7,367		1,372	88				3,973		102,720		17,687,900
CLR Video		2,796										
Betapage (Paging)(1)											76.8m	
PTPMS (39GHz)(1)											26.6m	
PTPMS (GuardBand)(1)											9.2m	
TOTAL - 12/31/01	53,804	2,959	23,439	503	5,597	892	3,975	13,987	64,786	380,842		
12/31/00	46,312	4,515	19,535		680	1,054	3,463	9,313	57,905	267,017		

(1) A Lynch Subsidiary has a 49.9% interest in these companies.

(2) Long distance minutes of use, defined as Originating Interstate/InterLATA.

CHAIRMAN'S LETTER

TO OUR SHAREHOLDERS

In last year's annual report, as is our custom, we shared with you our view of the economic landscape. We indicated that the economy had to overcome three bubbles: First, the bubble associated with the sharp decline in the stock market, notably NASDAQ which plunged from 5,048.62 to 1,950.40. The second bubble related to the billions of dollars spent on capital expenditures, particularly by the telecom industry, and how the absence of these expenditures will impact growth; and finally the third bubble related to pressure on the U.S. dollar from our soaring trade deficit.

Many of the elements in our scenario for the economic landscape unfolded as anticipated.

However, we did not and could not anticipate the terrorist attacks of 9/11 and the horrific loss of life. The events also dealt our economy, which was being bolstered by fiscal and monetary policy, an economic blow.

Lynch Interactive Corporation fared well against this economic backdrop and the related concerns over NASDAQ and telecom issues. Again, as a backdrop, the telecom index as measured by the Salomon Smith Barney Global Telecommunications Index declined 29.57%.

Our stock rose 25 points from $43 1/2 to $69.

The Drivers

EBITDA at our multimedia operations finished at $41.3 million, about in line with the $38.5 million we forecasted in last year's annual report. This compared with $34.7 million in 2000 and $31.4 million in 1999. With the businesses at hand, we expect EBITDA to increase further this year to $43.0 million.

- We spun off Sunshine PCS Corporation to our shareholders in February 2001. We witnessed the startup of telecommunications service in the territories serviced by Sunshine PCS Corporation.
- In June, we completed the purchase of Central Utah Telephone, Inc., which added over 7,400 access lines and 100,000 PCS POPs.
- In December, Dunkirk & Fredonia closed on its acquisition of American Alarm Company, expanding its security business to approximately 6,000 customers.
- Shareholders received Morgan Group Holding Co. (MGHL) on January 24, 2002. This further refocuses Lynch Interactive in the telecommunications and entertainment areas.
- We bid on Conestoga, which would have been a transforming transaction for us, adding $35.0 million in EBITDA and 85,000 lines.
- Subsequently, we approached Hector Communications about a possible combination of some of our properties.
- We received a favorable corporate rating from Standard & Poor's.

COMMENTARY

American Heroes

In the months following the heinous attack of September 11, we have been celebrating American heroes. New York City firefighters, policemen, and emergency service workers have been honored for their bravery and sacrifice. Political leaders such as New York City Mayor Rudy Guiliani, President Bush, Secretary of State Colin Powell, and Secretary of Defense Donald Rumsfeld have been applauded for their adept handling of this crisis. We praise American servicemen who have been risking their lives in Afghanistan to hunt down and capture the terrorists responsible for the tragedy.

To this list of heroes, we would add the American consumers, who through their collective courage and confidence in the American system have helped avert what might have become an economic catastrophe. So, let's hear it for everyone who, despite all the political and economic uncertainty resulting from horrifying terrorist attacks, went out and bought a new home, or a car, or took their families on vacation, or simply treated their loved ones to a good Christmas. These courageous folks are the reason the American economy has held up so well during these trying times and the people who will lead our economy out of recession in the year ahead.

And Their Allies

The American consumer has had two important allies. The Federal Reserve Board responded promptly and effectively to the terrorist crisis by injecting a massive dose of liquidity into the financial system and lowering short-term interest rates to levels we haven t seen in forty years. The U.S. Treasury Department announced it would cease issuing 30-year bonds, thereby bringing longer-term interest rates down and accelerating the home re-financing boom that has provided much of the money consumers have been spending. We also acknowledge the leadership of General Motors, which initiated a brilliant and timely 0% APR financing to Keep America Rolling. As we prepare this letter, we have to give a demerit to the U.S Congress, which is letting partisan politics get in the way of a second fiscal booster shot, particularly one aimed at bolstering confidence among business leaders.

A New Bull Market?

Despite the economy's surprising resilience and the stock market's strong fourth quarter, many investors remain wary as evidenced by the record $2.3 trillion parked in money market funds yielding about 2%. What will it take to bring more investors off the sidelines? An official end to the recession and better corporate earnings are needed. We believe both are right around the corner.

Economic data released on December 31 revealed widespread improvement in consumer confidence and housing, and even a modest increase in business investment. Growth in unemployment insurance claims also slowed. These are all valid indications the economy is beginning to regain its footing. At issue is just how strong the economic recovery will be. Although inventories have been reduced significantly and there has been a modest up-tick in sales, there is still a great deal of excess capacity in the manufacturing sector. This will likely restrain growth in business investment, forcing the American consumer to continue to shoulder much of the economic load. We believe Gross Domestic Product (GDP) will be up 3% to 4% in 2002, well above the longer-term growth of 2.5% to 3% we envision. The cut in taxes along with lower oil and fuel prices will help consumer spending overcome the drag from the stock market's wealth effect and rising unemployment.

Fortunately, we will not need an especially strong recovery to see significantly better corporate earnings in 2002. Companies in virtually every industry have been aggressively cutting costs. With the exception of pockets in the technology and telecommunications equipment industries, the inventory correction has largely run its course. Corporate interest expense has declined, as have raw materials and energy prices. Corporate America wrote off everything it could get away with in 2001 (we call this the kitchen sink effect), and due to Financial Accounting Standards Board (FASB) Statement No. 142, the amortization of goodwill will no longer penalize earnings. Consequently, a modest economic recovery in the year ahead should be magnified in sharply higher reported earnings. Very easy earnings comparisons in the first and second quarters of 2002 should help stabilize the market until investors gain confidence that earnings will improve in the second half. In addition, the crisis in confidence arising from Enron will result in auditing firms and CFO's cleaning up their numbers (we observe that aggressive accounting will be back — but not in 2002).

Things That Go Bump in the Night

Our reasonably upbeat outlook for the economy and the stock market is tempered by our usual laundry list of things to worry about. First and foremost is the potential for another catastrophic terrorist episode (in the U.S. or abroad) that could severely damage consumer and investor psychology.

Second on our list of concerns are oil and natural gas prices. Declining energy prices have translated into lower gasoline, home heating, and utilities costs for the consumer who we are counting on to lead us out of recession. The Organization of Petroleum Exporting Countries (OPEC) is currently cutting production and urging other energy producing nations to follow suit. Whether OPEC will succeed in convincing cash strapped producers such as Russia to turn down the tap is debatable. However, the potential for further political upheaval in the Middle East leading to the disruption of oil flow to the developed world is certainly a risk. We hope we get our long needed energy policy.

Another issue we worry about is the economic health of the rest of the world. The economies of our Latin American trade partners are imperiled by declining commodity prices and in some cases, fiscal and monetary mismanagement. Japan has fallen back into recession and European economic growth has slowed substantially. This is a truly global economy, in which the economic health of any one nation, including the mighty U.S. of A, is to a significant degree dependent on the economic health of the rest of the world. Along these lines, we remain puzzled by the enormous appetites of countries, companies and citizens around the world to hold on to the U.S. dollar despite our history of huge trade deficits.

What We Expect

Since the beginning of 2002, our stock has dropped sharply. I believe this is traceable to concern over our investment in Sunshine (most wireless stock dropped sharply in 2002); concern over telecom holdings in light of Worldcom, Global Crossing, etc. and concern over leveraged companies (Enron). Notwithstanding these concerns, I believe that we have some $31 million in cash, $40 million of assets (Sunshine, TV stations, and so on) and our telephone properties, which together should generate $43 million in EBITDA. While $25 million in capital expenditures is high, we should have sufficient resources of liquidity to pursue our acquisition strategy, which continues to focus on adding opportunistically and synergistically to our telephone operations. Along these lines, I ask you to read closely John Fikre's (who joined us as General Counsel as well as Vice President--Corporate Development in August 2001) comments, Bob Dolan's financial analysis and Evelyn Jerden's (who primarily handles regulatory matters at Western New Mexico Telephone Company) comments on the regulatory environment. As I have indicated before, I plan on "eating my own cooking" and, therefore, will be purchasing shares.

We thank our shareholders for their long-term support and we will continue to drive the intrinsic value of our enterprise and work on ways to narrow the spread between the public price and the private market value.

As always, we are cognizant of the needs of our "stakeholders," our equity owners, directors, professional staff and the communities in which we are job creators.

Mario J. Gabelli
Chairman of the Board and
Chief Executive Officer

REPORT BY THE VICE PRESIDENT—CORPORATE DEVELOPMENT

OVERVIEW

As in the past, Lynch Interactive's goal is to grow the intrinsic value of the company by 25% annually. The concept of intrinsic value is a long-term prescription for managing an enterprise based on the cash flow generating ability of a business and the collateral value of its assets. We look to achieve this growth in intrinsic value through acquisitions, both strategic and opportunistic, and development of internal opportunities. We also look to optimize growth by structuring transactions in the most efficient manner, from both a tax and financing perspective.

Having stated our goal, we note that macro economic conditions were not very favorable in the past year. The telecommunications industry experienced a substantial slowdown, with most of the damage wreaked on that sector of the industry that raised billions of dollars in the public markets to commence a massive build out of communications infrastructure following passage of the Telecommunications Act of 1996. The number of publicly traded CLECs (competitive local exchange carriers) was cut roughly in half last year. The total market capitalization of the CLEC industry fell from a high of about $140 billion in March 2000 to about $10 billion by the end of 2001, with many of the companies filing for bankruptcy.

Despite the slowdown and the resulting shakeout in the industry, we are happy to report that the rural telephone industry has weathered the storm well. Our telephone companies have continued providing their communities with excellent telephone service and have continued to experience growth in access lines at historical rates.

ACQUISITION STRATEGY

Our growth strategy is predicated on successful acquisitions. To that end, we are very interested in hearing from principals or their representatives regarding acquisition candidates that meet our criteria. We would welcome letters from you with a brief description of the business to be sold along with the material terms upon which the seller will do the deal. Where such companies are brought to us through a broker, we will pay finders fees for the deals that we consummate.

In considering a potential acquisition, we look for value oriented investments and we apply strict rate-of-return criteria. We will only participate in friendly transactions that will enable us to employ our management/shareholder partnership philosophy.

Our primary focus has been and will continue to be in the rural telephone industry, where we own twelve companies throughout the United States. Lynch Interactive believes that there are several compelling reasons to invest in rural telephone companies.

- Dependable and growing revenues
- Favorable regulatory treatment
- Access to low-cost capital
- High-quality plant
- Strong reputations in their regions

Dependable and growing revenues

The revenue stream from rural telephone companies is very dependable. Telephone service has been and we believe will continue to be a basic necessity for survival in today s world. We also believe that rural telephone companies have dependable revenue growth rates, which are attributable to rapid expansion in the number of lines (including second lines used for data), enhanced services such as Caller ID, and new ventures, including CLEC operations, personal communications services (PCS), cable television, and Internet services.

Access to low-cost capital

Rural telephone companies have access to low-cost capital, particularly low-interest-rate debt, with the aid of federal agencies or cooperatives, including the Rural Utilities Services Administration, which has been providing low-cost financing to telephone companies since 1949, the Rural Telephone Bank, a federal agency that offers both variable-rate and fixed-rate plans for loan funds advanced to borrowers, the Rural Telephone Finance Cooperative, which is a privately-owned bank that serves exclusively rural telephone operators, and The National Bank for Cooperatives, a $20 billion financial institution owned by its customers, which are about 2,000 local, regional and national agricultural co-ops and rural utility systems across the United States.

High-quality telephone plant

Rural telephone companies have generally used their rate-of-return regulatory support mechanisms to maintain high-quality plant. As a result, most rural telephone companies have state-of-the-art plant and equipment such as 100% digital switches and fiber interoffice facilities.

Strong reputations in their regions

Reputation is perhaps the most compelling intangible asset of most rural telephone companies. These rural telephone companies have had a presence in the areas they serve for many years, have developed strong relationships with their customers, and have a commitment to excellent service in the community. In most cases, these rural telephone companies are significant employers, sponsors of community activities, and important local taxpayers.

OPERATING PHILOSOPHY

Once an acquisition is made, we cement a management/shareholder partnership by providing local management teams with an opportunity to acquire an interest in their respective business. It is our belief that managerial independence promotes efficiency and longevity of financial success. Incentive compensation plans, coupled with stand-alone financing, reward management for operating the company entrepreneurially. As a result, operating expenses and capital expenditures are incurred only as prudently necessary. Moreover, each unit is self-motivated to attain high levels of customer satisfaction achieved through significant interaction between the operation and the consumer. Such satisfaction not only increases the value of local management's investment, but also adds to the value of Lynch Interactive.

Despite the managerial independence that our subsidiaries enjoy, it is essential that Lynch Interactive and each operating unit strive to achieve the same goals: to increase intrinsic value and shareholder wealth. Therefore, we maintain constant communication with each of our operating units as to the direction of the overall economy and, more specifically, the future of the industry in which they operate. Each business is empowered with the ability to leverage off their current operations and accelerate growth. The people at corporate allocate cash, provide long-term strategic vision to these businesses, support the efforts of these businesses to grow via acquisitions and provide overall financial guidance.

CLOSING

The year 2001 was a tumultuous one for our nation. In the aftermath of September 11, 2001, we have heard time and again that the priorities of our employees, customers and communities have changed; we as a nation have paused to reassess what is important to us. We believe that America has come away from the horrible events of that day stronger and surer of itself; any doubts about our nation s purpose and what it means to be an American have seemingly evaporated and there is a pervasive sense of national unity. One of the major strengths of our rural telephone companies is in the bond that they have with the communities they serve. Our companies have been an organic part of the communities and have embodied the values for which they stand. Our nation's renewed sense of community values is an affirmation of our long-standing business and community ethos and we hope to continue to build upon this strength.

John Fikre
Vice President—Corporate Development

Telecommunications

During 2001 the market prices of publicly traded companies in the telecommunications industry declined sharply. In our view, this broad-based decline resulted from the market's inability to distinguish between the various segments that make up the telecommunications industry.

While just prior to this decline certain telecommunications segments were, in our view, overvalued by the markets, with valuations based on hypothetical future earnings as opposed to historical results, the recent drop has unfortunately brought down companies that have consistently generated positive cash flows, provided a valuable high quality service to their customer base, and taken advantage (prudently) of the evolving telecommunications landscape.

In order to understand the telecommunications landscape, we need to survey its component parts. For example, the dynamics and economics of wireless communications differs significantly from wireline telecommunications. Also, ILECs are significantly different from CLECs and RLECs are not just little RBOCs.

It's also helpful to understand what all these acronyms stand for.

TELECOM TERMS

What is a LEC?

Local Exchange Carriers — local telephone company, i.e., a communications common carrier that provides ordinary local voice-grade telecommunications service under regulation within a specified service area.

What is an ILEC?

Incumbent Local Exchange Carrier — the established local telephone company, which provides virtually all of the local telephone service in a region.

What is an RBOC?

Regional Bell Operating Companies — the largest ILECs that resulted from AT&T's divestiture in 1983 from the local telephone business. The RBOCs are currently: BellSouth Corporation, Qwest Corporation, SBC Communications, Inc. and Verizon Communications, Inc.

What is an RLEC?

Rural Local Exchange Carrier — an RLEC is a local exchange carrier which meets any one of the four criteria established by the Telecommunications Act of 1996 for rural telephone companies.

What is a CLEC?

Competitive Local Exchange Carrier — is a company that competes with the ILEC either by providing its own network and switching or by use of the ILEC's facilities on a retail or wholesale basis.

What' s a Cellular or PCS (personal communications services) Provider?

Cellular/PCS — a mobile communications system that uses a combination of radio transmission and conventional telephone switching to permit telecommunications to and from mobile users within a specific area.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001 Commission file number 1-106

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from__________to__________

LYNCH INTERACTIVE CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware State of other jurisdiction incorporation or organization	06-1458056 (I.R.S. Employer Identification No.)
401 Theodore Fremd Avenue, Rye, NY (Address of principal executive offices)	10580 (Zip Code)

Registrant's telephone number, including area code (914) 921-8821

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001	American Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No

Indicate by mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

The aggregate market value of voting stock held by non-affiliates of the Registrant (based upon the closing price of the Registrant's Common Stock on the American Stock Exchange on March 18, 2002 of $40.25 per share) was $87,400,903. (In determining this figure, the Registrant has assumed that all of the Registrant's directors and officers are affiliates. This assumption shall not be deemed conclusive for any other purpose.)

The number of outstanding shares of the Registrant's Common Stock was 2,816,551 as of March 18, 2002.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III: Certain portions of Registrant's Proxy Statement for the 2002 Annual Meeting of Shareholders.

FORWARD LOOKING INFORMATION

This Form 10-K contains certain forward looking information, including without limitation Item 1-I.A "Regulatory Environment" and possible changes thereto and "Competition," Item 1.-I.B "Cable Television," Item 1-I.C "Personal Communications and other Wireless Services'," including without limitation the risks described, "Impairment of Assets," and "Risk Management, Safety and Insurance," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," including without limitation Liquidity and Capital Resources, and Market Risk. It should be recognized that such information are estimates or forecasts based upon various assumptions, including the matters, risks, and cautionary statements referred to therein, as well as meeting the Registrant's internal performance assumptions regarding expected operating performance and the expected performance of the economy and financial markets as it impacts Registrant's businesses. As a result, such information is subject to uncertainties, risks and inaccuracies, which could be material.

PART I

ITEM 1. BUSINESS

Lynch Interactive Corporation ("Interactive" or the "Company") was incorporated in 1996 under the laws of the State of Delaware. On September 1, 1999, Interactive was spun off by Lynch Corporation to its shareholders (the "Spin Off") and became a public company. Prior to the Spin Off, Interactive had no significant assets, liabilities or operations. As a successor to certain businesses of Lynch Corporation, Interactive became a diversified holding company with subsidiaries primarily engaged in multimedia and transportation services. Interactive's executive offices are located at 401 Theodore Fremd Avenue, Rye, New York 10580-1430. Its telephone number is 914-921-8821.

Interactive's business development strategy is to expand its existing operations through internal growth and acquisitions. It may also, from time to time, consider the acquisition of other assets or businesses that are not related to its present businesses. In January 2002, Interactive spun off its interest in The Morgan Group, Inc., its only services subsidiary, via a tax-free dividend to its shareholders of the stock of Morgan Group Holding Co., a corporation that was formed to serve as a holding company for Interactive's controlling interest in The Morgan Group, Inc. Morgan Group Holding Co. is now a public company. Accordingly, the Company now operates in one business segment, i.e., multimedia, which consists of telecommunications, cable television and broadcasting. As used herein, Interactive includes subsidiaries.

I. MULTIMEDIA

A. Telecommunications

Operations. Interactive conducts its telecommunications operations through subsidiary companies. The telecommunications group has been expanded through the selective acquisition of local exchange telephone companies serving rural areas and by offering additional services such as Internet service, long distance service and competitive local exchange carrier service. From 1989 through 2001, Interactive has acquired twelve telephone companies, four of which have indirect minority ownership of 2% to 19%, whose operations range in size from approximately 800 to over 10,000 access lines. The Company's telephone operations are located in Iowa, Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota, Utah and Wisconsin. As of December 31, 2001, total access lines were approximately 53,800, 100% of which are served by digital switches.

In June 2001, Interactive acquired Central Utah Telephone Inc., a 7,000-access line telephone company located in Fairview, Utah. The combined aggregate $15.6 million purchase price was financed primarily through the issuance of additional debt, with the remaining amount funded from available cash. As part of the Central Utah transaction, Interactive acquired Central Telecom Services, LLC, a related entity that owns certain Personal Communications Services ("PCS") and Multichannel Multipoint Distribution Service ("MMDS") interests and Internet, long distance, and telephone equipment businesses in Utah.

The principal business of Interactive's telephone companies is to provide telecommunications services. These services fall into four major categories: local network, network access, long distance and other non-regulated telecommunications services. Toll service to areas outside franchised telephone service territory is furnished through switched and special access connections with intrastate and interstate long distance networks.

Interactive holds franchises, licenses and permits adequate for the conduct of its business in the geographic areas that it serves.

We expect future growth in telephone operations to be derived from the acquisition of additional telephone companies, from providing service to new customers or additional services to existing customers, from upgrading existing customers to higher grades of service, and from new service offerings.

The following table summarizes certain information regarding Interactive's multimedia operations:

	Years Ended December 31,		
	1999	2000	2001
Telecommunications Operations			
Access lines (a)	45,126	46,312	53,804
% Residential	75%	75%	75%
% Business	25%	25%	25%
Internet Subscribers	15,524	19,535	23,558
Cable Subscribers	4,642	4,515	2,959
Total Multimedia Revenues			
Telecommunications Operations			
Local Service	16%	15%	14%
Network Access & Long Distance	64%	61%	60%
Non-Regulated & Other (b)	17%	21%	24%
Total Telecommunications Operations	97%	97%	98%
Cable Operations	3%	3%	2%
Total Multimedia Revenues	100%	100%	100%
($ in 000)			
Total Revenues	$ 59,011	$ 66,983	$79,352
EBITDA of Telecommunications Operations(c)	31,443	34,699	41,274
Depreciation & Amortization	14,115	15,781	18,268
Capital Expenditures	11,742	17,196	20,524
Total Assets	$211,622	$211,562	$247,034

(a) An "access line" is a telecommunications circuit between the customer's establishment and the central switching office.
(b) Non-regulated and other revenues include Internet, PCS, CLEC and other non-regulated revenues.
(c) EBITDA is earnings before interest, taxes, depreciation and amortization, and corporate overhead allocation. EBITDA is presented because it is a widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating profit ($16,057,000, $17,531,000 and $21,534,000 for the years ended December 31, 1999, 2000 and 2001, respectively) or net cash provided by operating activities ($16,324,000, $13,619,000 and $24,348,000 for the years ended December 31, 1999, 2000 and 2001, respectively) in accordance with generally accepted accounting principles.

Telephone Acquisitions. Interactive pursues an active program of acquiring operating telephone companies. From January 1, 1989 through December 31, 2001, Interactive acquired twelve telephone companies serving a total of approximately 45,600 access lines, at the time of these acquisitions, for an aggregate consideration totaling approximately $153.6 million. Such acquisitions are summarized in the following table:

Company	Year of Acquisition	Number of Access Lines Yr. of Acq.	Number of Access Lines 12/31/01	Ownership Percentage
Western New Mexico Telephone Co.	1989	4,200	6,741	83.1
Inter-Community Telephone Co. (a)	1991	2,550	2,601	100.0
Cuba City Telephone Co. & Belmont Telephone Co.	1991	2,200	2,769	81.0
Bretton Woods Telephone Co.	1993	250	808	100.0
JBN Telephone Co. (b)	1993	2,300	2,858	98.0
Haviland Telephone Co.	1994	3,800	3,927	100.0
Dunkirk & Fredonia Telephone Co. & Cassadaga Telephone Co.	1996	11,100	13,121	100.0
Upper Peninsula Telephone Co.	1997	6,200	7,278	100.0
Central Scott Telephone Co.	1999	6,000	6,334	100.0
Central Utah Telephone Co.	2001	7,000	7,367	100.0

(a) Includes 1,350 access lines acquired in 1996.
(b) Includes 354 access lines acquired in 1996.

Interactive continually evaluates acquisition opportunities targeting domestic rural telephone companies with a strong market position, good growth potential and predictable cash flow. In addition, Interactive generally seeks companies with excellent local management already in place who will remain active with their company. Recently, certain large telephone companies have offered certain of their rural telephone exchanges for sale, often on a statewide or larger area basis. Interactive has and in the future may, bid on such groups of exchanges. Telephone holding companies and others actively compete for the acquisition of telephone companies and such acquisitions are subject to the consent or approval of regulatory agencies in most states. While management believes it will be successful in making additional acquisitions, any acquisition program is subject to various risks, including being able to find and complete acquisitions at an attractive price and being able to integrate and operate successfully any acquisition made.

Related Services and Investments Interactive also provides non-regulated telephone related services, including internet access service and long distance resale service, in certain of its telephone service (and adjacent) areas. Interactive also provides and intends to provide more local telephone and other telecommunications service outside certain of its franchise areas by establishing competitive local exchange carrier (CLEC) operations in certain nearby areas. Affiliates of nine of Interactive's telephone companies now offer Internet access service. At December 31, 2001, Internet access customers totaled approximately 23,558 compared to approximately 19,535 at December 31, 2000. Affiliates of four of Interactive's telephone companies now offer long distance service, and an affiliate of one of Interactive's telephone companies now offers CLEC services.

An affiliate of Dunkirk & Fredonia Telephone Company ("DFT") provides CLEC service on a resale basis in neighboring Dunkirk, New York, certain areas of the Buffalo, New York, market and two other western New York counties. Some of DFT's CLEC services are now being provided via an "unbundled network elements platform", which allows for increased margins over a resale CLEC business model. In addition, facilities-based services are continuing to be evaluated for DFT's CLEC business.

DFT Security Systems, Inc., another affiliate of DFT, acquired American Alarm Company in December 2001. American Alarm provides alarm services to western New York, including the Buffalo area. With the addition of American Alarm, DFT Security Systems now services over 6,000 alarm customers.

Affiliates of Inter-Community Telephone Company in North Dakota, and Western New Mexico Telephone Company in New Mexico have filed with the state regulatory commissions to provide CLEC services in those states. Final plans to offer CLEC service in areas adjacent to Interactive's telephone operations in those states have not been completed.

There is no assurance that Interactive can successfully develop these businesses or that these new or expanded businesses can be made profitable within a reasonable period of time. Such businesses, in particular any CLEC business, would be expected to operate at losses initially and for a period of time.

Regulatory Environment. Operating telephone companies are regulated by state regulatory agencies with respect to intrastate telecommunications services and the Federal Communications Commission ("FCC") with respect to interstate telecommunications services.

For the interstate services, Interactive's telephone subsidiaries participate in the National Exchange Carrier Association ("NECA") common line and traffic sensitive tariffs and access revenue pools. Where applicable, Interactive's subsidiaries also participate in similar pooling arrangements approved by state regulatory authorities for intrastate services. Such interstate and intrastate arrangements are intended to compensate local exchange carriers ("LECs"), such as Interactive's operating telephone companies, for the costs, including a fair rate-of-return, of facilities furnished in originating and terminating interstate and intrastate long distance services.

In addition to access pool participation, certain of Interactive's subsidiaries are compensated for their intrastate costs through billing and keeping intrastate access charge revenues (without participating in an access pool). Intrastate access charge revenues are based on intrastate access rates filed with the state regulatory agency.

In recent years, various aspects of federal and state telephone regulation have been subject to re-examination and on-going modification. In February 1996, the Telecommunications Act of 1996 (the "1996 Act"), which is the most substantial revision of communications law since the 1930's, became law. The 1996 Act is intended generally to allow telephone, cable, broadcast and other telecommunications providers to compete in each other's businesses, while loosening regulation of those businesses. Among other things, the 1996 Act (i) allows major long distance telephone companies and cable television companies to provide local exchange telephone service; (ii) allows new local telephone service providers to connect into existing local telephone exchange networks and purchase services at wholesale rates for resale; (iii) provides for a commitment to universal service for high-cost, rural areas and authorizes state regulatory commissions to consider their status on certain competition issues; (iv) allows the Regional Bell Operating Companies to offer long distance telephone service and enter the alarm services and electronic publishing businesses; (v) removes rate regulation over non-basic cable service; and (vi) increases the number of television stations that can be owned by one party. The 1996 Act had dual goals of fostering local and intrastate competition while ensuring universal service to rural America.

The FCC has completed numerous regulatory proceedings required to implement the 1996 Act. For certain issues, the FCC bifurcated the proceedings between price-cap and rate-of-return companies or in the case of the Universal Service Fund ("USF") between rural and non-rural companies. In several cases, the regulations for the price-cap (or non-rural) local exchange carriers have been or are being determined first, followed by separate proceedings for rate-of-return (or rural) companies. All of Interactive's telephone subsidiaries are rural, rate-of-return companies for interstate regulatory purposes. The rate-of-return designation is an election made by the carrier with the FCC. The price cap approach differs from traditional rate-of-return regulation by focusing primarily on the prices of communications services rather than the telephone companies' costs.

USF is intended, among other things, to provide special support funds to high cost rural LECs so that they can provide affordable services to their customers, notwithstanding their high cost due to low population density. The FCC adopted permanent USF procedures for non-rural carriers effective January 1, 2000. The new Federal universal service support mechanism for non-rural carriers utilizes the FCC's synthesis cost proxy model with a hold-harmless provision. The hold-harmless provision originally ensured that the non-rural carrier receives at least as much USF as they had been receiving under the previous system. The hold-harmless support is being gradually phased out for non-rural carriers.

The FCC completed three major regulatory proceedings during 2001 related to rural LECs to provide a more stable, predictable source of interstate and USF revenues. In May 2001, the FCC adopted an order related to USF for rural carriers based on the Rural Task Force recommendation. Such order mandates the continued use of actual embedded costs as the basis for USF support for rural carriers through June 2006. In such order, the FCC emphasized that it would provide predictability, certainty and stability to rural LECs for five years, so as to allow rural carriers to continue to provide supported telecommunications services at affordable rates to American consumers. In May 2001, the FCC adopted the Separations Freeze Order in which the FCC stressed how freezing separations factors would bring stability and regulatory certainty to the separations process to avoid sudden cost shifts in a time of rapid market and technology changes. Finally, in October 2001, the FCC adopted the Multi-Association Group (MAG) Order, in which the FCC declared that some of the primary benefits are to provide certainty and stability for rate-of-return carriers and to encourage investment in rural America. The MAG Order reaffirmed that the 11.25% interstate rate-of-return was appropriate for rate-of-return carriers. In addition, the MAG Order increased the Subscriber Line Charges billed to end user customers effective January 2002 and created a new universal service support mechanism called the Interstate Common Line Support fund to be effective July 2002.

Interactive cannot predict the effects of the 1996 Act state legislative initiatives and new proposed Federal and state regulations. Interactive's local exchange carrier telephone operations do not have significant wireline competition at the present time. Because of the rural nature of their operations and related low population density, they are primarily high cost operations, which receive substantial Federal and state subsidies. However, the regulatory environment for LEC operations has begun to change. A principal purpose of the 1996 Act was to encourage competition in local telephone services. Although the 1996 Act reaffirmed the Federal policy of maintaining universal telephony service at fair and reasonable rates, the 1996 Act and related proceedings also promote competition and USF portability. Similar regulatory changes have also been initiated in many of the states in which Interactive operates. Because of its low population density and high cost operations, Interactive believes that competition will be slower in coming to most of its service areas than to larger urban areas.

Competition. All of Interactive's current telephone companies are monopoly wireline providers in their respective area for local telephone exchange service, except to a very limited extent in Iowa, but there can be no assurance that this will continue. As a result of the 1996 Act, FCC and state regulatory authority initiatives and judicial decisions, competition has been introduced into certain areas of the toll network wherein certain providers are attempting to bypass local exchange facilities to connect directly with high-volume toll customers. For example, in the last few years, the States of New Mexico, New York, Michigan, Wisconsin and Kansas passed or amended telecommunications bills intended to introduce more competition among providers of local services and reduce regulation. Regulatory authorities in certain states, including New York, have taken steps to promote competition in local telephone exchange service, by requiring certain companies to offer wholesale rates to resellers. A substantial impact is yet to be seen on Interactive's telephone companies. Interactive's subsidiaries do not expect bypass to pose a significant near-term competitive threat due to a limited number of high-volume customers they serve. In addition, cellular radio or similar radio-based wireless services, including personal communication services, and cable television and internet based services could provide an alternative local telephone exchange service as well as possible competition from electric companies.

Interactive's telephone companies, in the aggregate, own approximately 10,000 miles of cable and 1,000 miles of fiber optic cable. Substantially all of the telephone companies' properties are encumbered under mortgages and security interests. See Item 2. Properties

B. Cable Television/Broadcasting

Cable Television

It is part of Interactive's strategy to own cable television systems, particularly in markets where Interactive is the telephone operator and adjacent areas.

CLR Video, L.L.C. - CLR Video, L.L.C., a 98% owned subsidiary of Interactive, is a provider of cable television in northeast Kansas with approximately 2,800 subscribers. During 2001, Interactive acquired 40% in CLR by distributing to its two previous partners their respective 20% ownership in exchange for net assets of CLR and transferred its entire interest to Lynch Telephone Corporation VI.

Broadcasting

Station WHBF-TV – Lynch Entertainment, L.L.C. ("Lynch Entertainment I"), a wholly-owned subsidiary of Interactive, and Lombardo Communications, Inc., wholly-owned by Philip J. Lombardo, are the general partners of Coronet Communications Company ("Coronet"). Lynch Entertainment I has a 20% interest in Coronet and Lombardo Communications, Inc. has an 80% interest. Coronet owns a CBS-affiliated television station WHBF-TV serving Rock Island and Moline, Illinois and Davenport and Bettendorf, Iowa.

Station WOI-TV – Lynch Entertainment Corporation II ("LEC-II"), a wholly-owned subsidiary of Interactive, owns 49% of the outstanding common shares of Capital Communications Corporation ("Capital") and convertible preferred stock, which when converted, would bring LEC-II's common share ownership to 50%. On March 1, 1994, Capital acquired the assets of WOI-TV for $12.7 million. WOI-TV is an ABC affiliate and serves the Ames/Des Moines, Iowa market. Lombardo Communications, Inc. II, controlled by Philip J. Lombardo, has the remaining share interest in Capital.

Operations. Revenues of a local television station depend to some extent upon its relationship with an affiliated television network. In general, the affiliation contracts of WHBF-TV and WOI-TV with CBS and ABC, respectively, provide that the network will offer to the affiliated station the programs it generates, and the affiliated station will transmit a number of hours of network programming each month. The programs transmitted by the affiliated station generally include advertising originated by the network, for which the network is compensated by its advertisers.

The affiliation contract provides that the network will pay to the affiliated station an amount which is determined by negotiation, based upon the market size and rating of the affiliated station. Typically, the affiliated station also makes available a certain number of hours each month for network transmission without compensation to the local station, and the network makes available to the affiliated station certain programs, which will be broadcast without advertising, usually public information programs. Some network programs also include "slots" of time in which the local station is permitted to sell spot advertising for its own account. The affiliate is permitted to sell advertising spots preceding, following, and sometimes during network programs.

A network affiliation is important to a local station because network programs, in general, have higher viewer ratings than non-network programs and help to establish a solid audience base and acceptance within the market for the local station. Because network programming often enhances a station's audience ratings, a network-affiliated station is often able to charge higher prices for its own advertising time. In addition to revenues derived from broadcasting network programs, local television stations derive revenues from the sale of advertising time for spot advertisements, which vary from 10 seconds to 120 seconds in length, and from the sale of program sponsorship to national and local advertisers. Advertising contracts are generally short in duration and may be canceled upon two-weeks notice. WHBF-TV and WOI-TV are represented by a national firm for the sale of spot advertising to national customers, but have local sales personnel covering the service area in which each is located. National representatives are compensated by a commission based on net advertising revenues from national customers.

Competition. WHBF-TV and WOI-TV compete for revenues with local television and radio stations, cable television, and other advertising media, such as newspapers, magazines, billboards and direct mail. Generally, television stations such as WHBF-TV and WOI-TV do not compete with stations in other markets.

Other sources of competition include community antenna television ("CATV") systems, which carry television broadcast signals by wire or cable to subscribers who pay a fee for this service. CATV systems retransmit programming originated by broadcasters, as well as providing additional programming that is not originated on, or transmitted from, conventional broadcasting stations. In addition, some alternative media operators, such as multipoint distribution service owners, provide for a fee and on a subscription basis, programming that is not a part of regular television service. Additional program services are provided by low-power television stations and direct broadcast satellites provide video services as well.

Federal Regulation. Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act, and/or the FCC's rules, among other things, (i) prohibit the assignment of a broadcast license or the transfer of control of a corporation holding a license without the prior approval of the FCC; (ii) prohibit the common ownership of a television station and a daily newspaper in the same market; (iii) prohibit ownership of a CATV system and television station in the same market; (iv) restrict the total number of broadcast licenses which can be held by a single entity or individual or entity with attributable interests in the stations and prohibits such individuals and entities from operating or having attributable interests in most types of stations in the same service area (loosened in the 1996 Act); and (v) limit foreign ownership of FCC licenses under certain circumstances. See Regulatory Environment under A. above for a description of certain provisions of the 1996 Act including in particular those, which would remove the regulations over non-basic cable service in three years and permit telephone service providers to provide cable service. In calculating media ownership interests, The Company's interests may be aggregated under certain circumstances with certain other interests of Mr. Mario J. Gabelli, Chairman and Chief Executive Officer of the Company, and certain of his affiliates.

Television licenses are issued for terms of eight years and are renewable for terms of eight years. The current licenses for WHBF-TV and WOI-TV expire on December 1, 2005 and February 1, 2006, respectively.

C. Personal Communications and Other Wireless Services.

In February 2001, Interactive spun off its 49.9% interest in Sunshine PCS Corporation ("Sunshine") to its shareholders. Sunshine PCS Corporation succeeded by merger to the assets and liabilities of Fortunet Communications, L.P. Sunshine holds 15 MHz PCS licenses in Tallahassee, Panama City and Ocala, Florida. Interactive currently holds $16.1 million of 9% (payable in kind) subordinated debt of Sunshine, 10,000 shares of 7% preferred stock of Sunshine (payable in kind through February 2006, and in cash thereafter) with a liquidation value of $10.0 million, warrants expiring February, 2006 to purchase 4,300,000 shares of Class A Common Stock of Sunshine at $0.75 per share, which represents approximately 43% of the common equity on a fully diluted basis. In addition, Interactive owns 235,294 shares of Sunshine's Class A Common Stock, which are held in escrow for the benefit of Cascade Investment LLC in the event Cascade converts any part of the Convertible Notes into Interactive common stock, in which case Cascade would receive an equal number of shares of Sunshine's Class A Common Stock from such escrow. The Company's total book basis in its Sunshine investment is $3.2 million. In February 2002, Sunshine issued rights to its shareholders to purchase up to 1,531,593 shares of its Class A Common Stock at a price of 1.00 per share. To date, Interactive has subscribed for 58,824 shares of Class A Common Stock by exercising its rights in respect of 235,294 shares of Sunshine, which Interactive holds in escrow. Taking into account the warrants, the shares held in escrow and the subscription pursuant to the rights offering, Interactive beneficially owns 43.8% of the outstanding Class A Common Stock of Sunshine and 61.9% of the total outstanding shares of Sunshine. In September 2001, Sunshine met the FCC requirement that it provide service coverage to at least one-quarter of the population in its licensed areas. However, Sunshine does not presently have the funds necessary to fully build out the system necessary to provide commercial operations, which it estimates would cost between $20 and $50 million; moreover, obtaining financing from third parties may be difficult, because of Sunshine's lack of operating history and the substantial indebtedness that it has incurred to acquire its licenses. Sunshine has disclosed that it would consider selling its licenses or entering into a joint venture with a company that provides service to a nearby area and then developing our licenses together. However, Sunshine has not yet adopted a business plan and there can be no assurance of Sunshine's ability to achieve any of its potential objectives. Moreover, because Sunshine has incurred losses since its inception and has not yet determined how to finance its operations, the latest report of its independent auditors contains an explanatory paragraph, which expresses substantial doubt as to Sunshine's ability to continue as a going concern.

Another subsidiary of Interactive, Lynch PCS Corporation G ("LPCSG") holds a 10 MHz PCS license for the Basic Trading Area (BTA) covering Las Cruces, New Mexico. Las Cruces is the principal city in the BTA, which covers a population of approximately 197,166 (as of the 1990 census). LPCSG expects to build out the license sufficiently to meet FCC requirement that it provide service coverage to at least one-quarter of the population in this BTA by the end of April 2002.

As part of the acquisition of Central Utah Telephone Company by Interactive in June 2001, Interactive acquired Central Telecom Services, LLC, a related entity that has a contractual right to acquire 7.5 MHz of a 10 MHz PCS license in the Logan, Utah, BTA, which has a population of approximately 102,702. Central Telecom Services believes that such license has been build out sufficiently to meet the FCC requirement that service coverage be available to at least one-quarter of the population in this BTA. Interactive intends to donate 20% of the net equity sales proceeds from any sale of the Logan license to the Church of Jesus Christ of Latter Day Saints.

In addition, Central Scott has a 10 MHz PCS License for its wireline territory covering a population of 11,470.

At December 31, 2001, Interactive owned minority interests in certain entities that provide wireless cellular telephone service in several Rural Service Areas ("RSAs") in New Mexico and North Dakota, covering areas with a total population of approximately 413,000, of which Interactive's proportionate interest is approximately 57,000. In March 2002, Interactive sold its interest in New Mexico RSA 1 for $5.5 million to Verizon Wireless, and in connection therewith prepaid certain outstanding indebtedness to Verizon. The Company expects to report a pre-tax gain of $4.9 million in the first quarter of 2002. Interactive owned approximately 20.8% of New Mexico RSA 1, which had approximately 10,000 customers at December 31, 2001.

Central Scott is also an approximately 14% minority owner of an entity that has a 10 MHz PCS license for portions of Clinton and Jackson Counties in Iowa, with a total population at December 31, 2001 of 68,470, of which Interactive's proportionate share is 9,852.

LPCSG also has an agreement with Bal/Rivgam LLC (in which GFI has a 49.9% equity interest), which won licenses in FCC's Wireless Communications Services ("WCS") Auction in 1997, to receive a fee equal to 5% of the realized net profits of Bal/Rivgam (after an assumed cost of capital), in return for providing bidding and certain other services to

Bal/Rivgam. Bal/Rivgam won 5 WCS licenses covering a population of approximately 42 million with an aggregate cost of $0.7 million. LPCSG also has an agreement with BCK\Rivgam L.L.C. in which GFI has a 49.9% equity interest which won licenses in the FCC's Local Multipoint Distribution Services ("LMDS") Auction, which ended on March 25, 1998, received 5% of the net profits of BCK\Rivgam (after an assumed cost of capital). BCK/Rivgam won three licenses covering a population of 1.3 million with an aggregate cost of $6.1 million. Betapage Communications, L.L.C., a 49.9% owned limited liability company, was a winning bidder in the FCC auction for 929 MHz paging licenses, which was conducted in 2000. Betapage won 24 paging licenses covering a population of 76.7 million at a cost of approximately $77,000. Interactive's subsidiary also has the right to receive a fee equal to 20% of the realized net profits of Betapage (after an assumed cost of capital). While no impairment reserve is required for investment in these licenses, management would caution that the utilization of this spectrum is still in the development stage and there are a limited number of likely purchasers.

Another subsidiary of Interactive is a 49.9% owner of PTPMS Communications, L.L.C. ("PTPMS"), which was a winning bidder in the FCC auction of licenses for fixed point-to-point microwave services, which was conducted in 2000. PTPMS won 22 licenses covering a population of 27.6 million for an aggregate cost of $1.5 million. Interactive's subsidiary has loaned PTPMS approximately $1.4 million. Interactive's subsidiary also has the right to receive a fee equal to 20% of the realized net profits of PTPMS (after an assumed cost of capital).

Another subsidiary of Interactive is a 49.9% owner of PTPMS Communications II, L.L.C ("PTPMS II"), which was a winning bidder in the FCC auction of licenses for 700 MHz Guard Band spectrum for wireless data transmission and wireless Internet services, which was conducted in 2000. PTPMS II won three licenses covering a population of 6.4 million in BTAs including the cities of Buffalo, NY, Des Moines-Quad-Cities, IA and El Paso, TX, at an aggregate cost of approximately $6.3 million. Interactive has loaned PTPMS II approximately $6.1 million, $5.0 million of which was loaned in 2001. Interactive's subsidiary has the right to receive a fee equal to 20% of the realized net profits of PTPMS II (after an assumed cost of capital).

Another subsidiary of Interactive is an approximate 10% owner of Theta Communications, L.L.C., which won a 10 MHz PCS license for Gainesville, Florida in the FCC's reauction of PCS licenses, which ended on January 26, 2001. The cost of the license was approximately $4 million. Interactive's subsidiary has committed to fund a portion (an additional $0.3 million) of such license cost and to receive a 5% realized net profits fee (after an assumed cost of capital).

Interactive expects to continue to participate in the spectrum auctions being conducted by the FCC.

In addition to the build out requirements for PCS licenses, FCC rules impose build-out requirements for WCS, LMDS, paging licenses, point-to-point microwave services and 700 MHz (guard band). There are also substantial restrictions on the transfer of control of PCS licenses, WCS licenses, LMDS, paging, point-to-point microwave services and 700 MHz (guard band) licenses.

There are many risks relating to PCS and other FCC wireless licenses including without limitation, the high cost of PCS and certain other licenses, the fact that it involves start-up businesses, raising the substantial funds required to pay for the licenses and the build out, determining the best way to develop the licenses and which technology to utilize, the small size and limited resources of companies compared to other potential competitors, existing and changing regulatory requirements, additional auctions of wireless telecommunications spectrum and actually building out and operating new businesses profitably in a highly competitive environment (including already established cellular telephone operators and other new PCS licensees). There can be no assurance that any licenses granted to Sunshine, or other entities in which subsidiaries of Interactive have interests, can be successfully sold or financed or developed, thereby allowing Interactive's subsidiaries to recover their debt and equity investments.

II. SPINNAKER STOCK

Interactive owns 1,000,000 shares of Spinnaker Industries, Inc. common stock. Spinnaker is a manufacturer of adhesive backed paper label stock for the packaging industry as well as being a major supplier of stock for pressure sensitive U.S. postage stamps. As described in the Notes to the accompanying financial statements, Interactive accounts for this investment under the provision of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Under the provision of this standard, Interactive records this investment at its publicly traded market price at the end of each accounting period and records the change in unrealized gain (loss) in that period's comprehensive income. In addition, under the provisions of this statement, if the quoted market indicated by that valuation is below Interactive's basis, management is required to consider if the decline in value is other than temporary and, if so determined, write down the investment to its publicly traded value by recording the loss in the

Statement of Operations. As of December 31, 2000, the basis of the Spinnaker shares was $3.2 million, or $3.19 per share. On November 13, 2001, Spinnaker announced that it had commenced voluntary proceedings under Chapter 11 of the U.S. Bankruptcy Code for the purpose of facilitating and accelerating its financial restructuring. Spinnaker also announced that is had reached agreement, subject to Bankruptcy Court approval, with its existing lenders to provide up to $30 million in debtor-in possession financing, which Spinnaker believes will allow it to continue operating its business in the ordinary and customary manner. As a result of Spinnaker's bankruptcy filing, Interactive believes that the decline on quoted value of Spinnakers's stock is not temporary and, accordingly, has recorded a loss of $3.2 million during the year ended December 31, 2001, to write down its investment in Spinnaker to $0 at December 31, 2001.

For further information on Spinnaker, reference is made to Spinnaker's filings with the Securities and Exchange Commission.

III. OTHER INFORMATION

While Interactive holds licenses of various types, Interactive does not believe they are critical to its overall operations, except for (1) the television-broadcasting licenses of WHBF-TV and WOI-TV; (2) Interactive's telephone subsidiaries' franchise certificates to provide local-exchange telephone service within their service areas; (3) Western New Mexico Telephone Company's FCC licenses to operate point-to-point microwave systems; (4) licenses held by partnerships and corporations in which Western New Mexico Telephone Company and Inter-Community Telephone Company own minority interests to operate cellular telephone systems covering areas in New Mexico and North Dakota, (5) CLR Video's franchises to provide cable television service within its service areas and (6) personal communications services and other wireless communication licenses held by companies in which Interactive's subsidiaries have investments, including the PCS licenses for Las Cruces, New Mexico, Logan, Utah, and portions of Iowa as described above in more detail.

The capital expenditures, earnings and competitive position of Interactive have not been materially affected by compliance with current federal, state, and local laws and regulations relating to the protection of the environment; however, Interactive cannot predict the effect of future laws and regulations.

No portion of the business of Interactive is regarded as seasonal.

Interactive does not believe that its multimedia business is dependent on any single customer of local telephone service. Most local exchange carriers, including Interactive's, received a significant amount of revenues in the form of access fees from long distance companies.

Interactive had a total of approximately 328 employees at December 31, 2001, compared to approximately 280 employees at December 31, 2000.

IV. EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G (3) of Form 10-K, the following list of executive officers of the Registrant is included in Part 1 of this Annual Report on Form 10-K in lieu of being included in the Proxy Statement for the 2002 Annual Meeting of Shareholders. Such list sets forth the names and ages of all executive officers of Registrant indicating all positions and offices with the Registrant held by each such person and each such person's principal occupations or employment during the past five years.

Name	Offices and Positions Held	Age
Mario J. Gabelli	Chairman and Chief Executive Officer (since September 1999); Vice Chairman (and from 1986 to August 2001 Chairman and Chief Executive Officer) of Lynch Corporation; Chairman, Chief Executive Officer, Chief Investment Officer and a director of Gabelli Asset Management Inc. and its predecessors (since November 1976) (and in connection with those responsibilities, he serves as director or trustee and/or an officer of registered investment companies managed by subsidiaries of Gabelli Asset Management); Chairman and Chief Executive Officer of Gabelli Group Capital Partners, Inc., a private company.	59

Robert E. Dolan	Chief Financial Officer and Controller (since September 1999); Chief Financial Officer (1992-2000) and Controller (1990-2000) of Lynch Corporation.	50
John Fikre	Vice President—Corporate Development, General Counsel and Secretary (since August 2001); Associate, Willkie Farr & Gallagher (since August 1994).	37

The executive officers of the Registrant are elected annually by the Board of Directors at its meeting in May and hold office until the organizational meeting in the next subsequent year and until their respective successors are chosen and qualified.

ITEM 2. PROPERTIES

Interactive leases approximately 3,400 square feet of office space from an affiliate of its Chairman for its executive offices in Rye, New York.

Western New Mexico Telephone Company owns a total of 16.9 acres at fourteen sites located in southwestern New Mexico. Its principal operating facilities are located in Silver City, where Western owns one building comprising a total of 6,480 square feet housing its administrative offices and certain storage facilities and another building comprising 216 square feet, which houses core network equipment. In Cliff, Western owns five buildings with a total of 14,055 square feet in which are located additional offices and storage facilities as well as a vehicle shop, a wood shop, and central office switching equipment. Smaller facilities, used mainly for storage and for housing central office switching equipment, with a total of 8,384 square feet, are located in Lordsburg, Reserve, Magdalena and five other localities. In addition, Western leases 1.28 acres on which it has constructed four microwave towers and a 120 square-foot equipment building. Western has the use of 38 other sites under permits or easements at which it has installed various equipment either in small company-owned buildings (totaling 2,403 square feet) or under protective cover. Western also owns 3,317 miles of copper cable and 421 miles of fiber optic cable running through rights-of-way within its 15,000 square mile service area. All Western's properties described herein are encumbered under mortgages held by the Rural Utilities Service ("RUS") and the National Bank for Co-Operatives ("Co-Bank").

Inter-Community Telephone Company owns 12 acres of land at 10 sites. Its main office at Nome, ND, contains 4,326 square feet of office and storage space. In addition, it has 4,400 square feet of garage space and 5,035 square feet utilized for its switching facilities. Inter-Community has 1,756 miles of copper cable and 202 miles of fiber optic cable. All of Inter-Community's properties described herein are encumbered under mortgages held by Co-Bank.

Cuba City Telephone Company is located in a 3,800 square foot brick building on 0.4 of an acre of land. The building serves as the central office, commercial office, and garage for vehicle and material storage. The company also owns a cement block storage building of 1,490 square feet on 0.1 of an acre. In Madison, Wisconsin, Cuba City leases 900 square feet for administrative headquarters and financial functions. Belmont Telephone Company is located in a cement block building of 800 square feet on .5 acre of land in Belmont, Wisconsin. The building houses the central office equipment for Belmont. The companies own a combined total of 340 miles of copper cable and 33 miles of fiber optic cable. All of Cuba City and Belmont's property described herein are encumbered under mortgages held by the RUS and Rural Telephone Bank, respectively.

J.B.N. Telephone Company owns a total of approximately 2.25 acres at fifteen sites located in northeast Kansas. Its administrative and commercial office consisting of 7,000 square feet is located in Holton, Kansas and a 3,000 square feet garage warehouse facility is located in Wetmore, Kansas. In addition, J.B.N. owns thirteen smaller facilities housing central office switching equipment and over 1,186 miles of copper cable and 186 miles of fiber optic cable. All properties described herein are encumbered under mortgages held by the RUS.

Haviland Telephone Company owns a total of approximately 3.9 acres at 20 sites located in south central Kansas. Its administrative and commercial office consisting of 4,450 square feet is located in Haviland, Kansas. In addition, Haviland owns 19 smaller facilities housing garage, warehouse, and central office switching equipment and over 1,213 miles of copper cable and 198 miles of fiber optic cable. All properties described herein are encumbered under a mortgage held by the RUS.

Dunkirk & Fredonia Telephone Company (including its subsidiaries) owns a total of approximately 16.4 acres at six locations in western New York. Its host central office switching equipment, administrative and commercial offices consisting of 18,297 square feet is located in Fredonia, New York. In addition, Dunkirk & Fredonia owns five other properties, including a service garage, a paging tower site, a small central office housing switching equipment, sales and service center in Jamestown, New York, and one rental property in Ashville, New York. Dunkirk & Fredonia also owns 362 miles of copper telephone cable and 54 miles of fiber optic cable. All properties described herein are encumbered under a mortgage held by RUS.

Upper Peninsula Telephone Company owns a total of approximately 25 acres at 19 sites located principally in the Upper Peninsula of Michigan. Its host central office switching equipment, administrative and commercial offices consisting of 11,200 square feet is located in Carney, Michigan. In addition, Upper Peninsula owns 25 other smaller facilities housing garage, warehouse and central office switching equipment and over 2,098 miles of copper cable and 93 miles of fiber optic cable. All properties described herein are encumbered under mortgages held by the RUS and Co-Bank.

Central Scott Telephone Company owns 3.5 acres of land at 6 sites. Its main office in Eldridge, Iowa contains 3,104 square feet of office and 341 square feet of storage space. In addition, it has 3,360 square feet of garage space and 2,183 square feet utilized for its switching facilities. Central Scott has 353 miles of copper cable and 24.09 miles of fiber optic cable. All of Central Scott's properties described herein are encumbered under mortgages held the First National Bank of Omaha.

CLR Video has its headquarters in Holton, Kansas, leased from J.B.N. Telephone Company. It also owns one small parcel of land and leases 22 small sites, which it uses for its cable receiving and transmission equipment. All properties described herein are encumbered under a mortgage to Co-Bank. Also, see under Item 1.I.B. Cable Television.

Central Utah Telephone, Inc., and its subsidiaries own a total of 8.25 acres at sixteen sites and have an additional 1.12 acres at fourteen sites, which are under leases, permits or easements. These sites are located in the central, northeastern and mid-western areas of Utah. Central Utah Telephone's principal operating facilities are located in Fairview, Utah, where it owns a commercial office and central office building containing 5,200 square feet. In addition it has 720 square feet of office space, 1,080 square feet of warehouse space, 3,025 square feet of vehicle maintenance facility, 4,252 square feet of protective cover, 1,584 square feet of leased corporate office facility and 2 rental homes. Central Utah Telephone owns smaller facilities used mainly for housing central office switching equipment with a total of 9,405 square feet in 25 various locations. In addition, Central Utah Telephone owns 820 miles of copper cable and 151 miles of fiber optic cable running through rights-of-way within its 6,867 square mile service area. All of Central Utah Telephone's properties described herein are encumbered under mortgages held by the RUS and CoBank.

It is Registrant's opinion that the facilities referred to above are in good operating condition and suitable and adequate for present uses.

ITEM 3. LEGAL PROCEEDINGS

Interactive is a party to ordinary routine litigation incidental to its business. Based on information currently available, Interactive believes that none of this ordinary routine litigation, either individually or in the aggregate, will have a material effect on its business.

Additionally, Interactive and several other parties, including our Chief Executive Officer, and Fortunet Communications, L.P., which was Sunshine PCS Corporation's predecessor-in-interest, have been named as defendants in a lawsuit brought under the so-called "qui tam" provisions of the federal False Claims Act in the United States District Court for the District of Columbia. The complaint was filed under seal with the court on February 14, 2001. At the initiative of one of the defendants, the seal was lifted on January 11, 2002. Under the False Claims Act, a private plaintiff, termed a "relator," may file a civil action on the U.S. government's behalf against another party for violation of the statute. In return, the relator receives a statutory bounty from the government's litigation proceeds if he is successful.

The relator is this lawsuit is R.C. Taylor III. The main allegation in the case is that the defendants participated in the creation of "sham" bidding entities that allegedly defrauded the federal Treasury by improperly participating in certain Federal Communications Commission spectrum auctions restricted to small businesses, as well as obtaining bidding credits in other spectrum auctions allocated to "small" and "very small" businesses. The lawsuit seeks to recover an unspecified amount of damages, which would be subject to mandatory trebling under the statute.

Interactive strongly believes that this lawsuit is completely without merit, and intends to defend the suit vigorously. The U.S. Department of Justice has notified the court that it has declined to intervene in the case. Nevertheless, we cannot predict the ultimate outcome of the litigation, nor can we predict the effect that the lawsuit or its outcome will have on our business or plan of operation. The defendants have yet to be formally served with the complaint.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of Lynch Interactive Corporation is traded on the American Stock Exchange under the symbol "LIC." The market price high and lows in consolidated trading of the Common Stock for the last two years are as follows adjusted for the two-for-one stock split which occurred on September 11, 2000:

2001 Three Months Ended	March 31	June 30	September 30	December 31
High	48.25	63.01	73.50	69.00
Low	34.50	40.00	48.03	43.50

2000 Three Months Ended	March 31	June 30	September 30	December 31
High	66.00	64.00	56.00	57.00
Low	49.00	46.00	45.00	43.00

At March 18, 2002, Interactive had 864 shareholders of record and the closing price of our Common Stock was $40.25.

Neither Interactive nor Lynch Corporation, the company from which Interactive was spun off, has paid any cash dividends on its common stock since 1989. Interactive does not expect to pay cash dividends on its common stock in the foreseeable future. Interactive currently intends to retain its earnings, if any, for use in its business. Current and future financings may limit or prohibit the payment of dividends.

ITEM 6. SELECTED FINANCIAL DATA

LYNCH INTERACTIVE CORPORATION
SELECTED FINANCIAL DATA
(In Thousands, Except Per Share Data)

	Years Ended December 31, (a)				
	1997	1998	1999	2000	2001
Revenues	$47,908	$54,622	$59,011	$66,983	$79,352
Operating profit (b)	10,273	14,650	12,299	15,331	19,985
Net financing activities (c)	(7,189)	(7,656)	(7,732)	(8,639)	(10,142)
Impairment of investment in Spinnaker Industries, Inc.	--	--	--	--	(3,194)
Reserve for impairment of investment in PCS license holders (d)	(7,024)	--	(15,406)	--	--
Gain on sale of subsidiary stock and other assets (e)	260	2,709	--	4,187	--
Income (loss) before income taxes, minority interests, extraordinary item and operations of Morgan	(3,680)	9,703	(10,839)	10,879	6,649
(Provision) benefit for income taxes	836	(4,453)	2,478	(4,971)	(3,454)
Minority interests	(504)	(763)	(686)	(877)	(661)
Income (loss) from continuing operations before extraordinary item and operations of Morgan	(3,348)	4,487	(9,047)	5,031	2,534
Extraordinary item (f)	--	--	(160)	--	--
Income (Loss) from operations of Morgan to be distributed to shareholders (j)	69	442	(9)	(2,666)	(1,386)
Net income (loss)	$(3,279)	$4,929	$(9,216)	$ 2,365	$1,148
Basic and diluted earnings Per common share (g) (h)					
Income (loss) from continuing operations before extraordinary item and operations of Morgan	$ (1.18)	$ 1.58	$ (3.21)	$ 1.78	$ 0.90
Income (loss) from operations of Morgan to be distributed to shareholders (j)	$ 0.02	$ 0.16	$ (0.00)	$ (0.94)	$ (0.49)
Net income (loss)	$ (1.16)	$ 1.74	$ (3.27)	$ 0.84	$ 0.41
Cash, securities and short-term investments	$ 27,663	$ 26,498	$ 29,094	$ 26,900	$ 31,233
Total assets	$219,897	$212,705	$221,705	$217,742	$256,350
Long-term debt	$131,687	$126,183	$164,736	$162,304	$193,202
Shareholders' equity (i)	$ 26,693	$ 32,285	$ 20,211	$ 19,391	$ 19,734

(a) Includes results of Upper Peninsula Telephone Company from March 18, 1997, Central Scott Telephone Company from July 16, 1999 and Central Utah Telephone Company from June 23, 2001, their respective dates of acquisition.

(b) Operating profit is sales and revenues less operating expenses, which excludes investment income, interest expense, equity in earnings of affiliated companies, reserve for impairment in PCS license holders in 1997 and 1999, gains on sales of subsidiary stock and other assets, minority interests and taxes, and extraordinary items and operations of Morgan.

(c) Consists of investment income, interest expense and equity in earnings of affiliated companies.

(d) See Note 4 "Wireless Communications Services" in the Company's consolidated financial statements.

(e) See Note 4 "Wireless Communications Services" in the Company's consolidated financial statements.

(f) Loss from Early Extinguishment of Debt, Net of Tax Benefit of $105

(g) Based on weighted average number of common shares outstanding.

(h) Adjusted to reflect a 2 for 1 stock split which occurred on September 11, 2000.

(i) No cash dividends have been declared over the period.

(j) Net of income tax and minority interest.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read together with the Consolidated Financial Statements of Interactive and the notes thereto included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

Year 2001 compared to 2000

Overview

In January 2002, Interactive spun off its investment in The Morgan Group, Inc. ("Morgan"), its only services subsidiary, via a tax-free dividend to its shareholders of the stock of Morgan Group Holding Co., a corporation that was formed to serve as a holding company for Interactive's controlling interest in Morgan. Morgan Group Holding Co. is now a public company. Accordingly, the amounts for Morgan are reflected on a one-line basis in the consolidated financial statements as of December 31, 2001, and for the year then ended as "to be distributed to shareholders." Similarly, the prior years' financial statements have been restated to be comparable with the current year's presentations.

The narratives below reflect these changes in reporting and restatements of prior periods.

Revenues

2001 total revenues were $79.3 million, an increase of $12.3 million, or 18.4%, from the $67.0 million recorded in 2000. Revenues grew primarily due to the recognition, in the third quarter of 2001, of an administrative fee of $2.8 million; the acquisition of Central Utah Telephone Company, Inc. and its subsidiaries, and Central Telecom Services, L.L.C., a related entity which were acquired on June 23, 2001, which combined contributed $4.8 million in revenues and, to a lesser extent, the growth in both regulated telecommunications services and provisions of non-traditional telephone services such as: Internet, long distance service and competitive local exchange carrier and the acquisition of American Alarm on November 30, 2001. During the third quarter of 2001, the Company recorded an administration fee of $2.8 million for services provided to a related entity in a Federal Communication Commission auction for spectrum to be used for the provision of personal communications services. The auction was conducted in 1999 and the fee was based on the entity's gain on the sale of licenses acquired.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased to $38.3 million in 2001 from $31.0 million in 2000, an increase of $7.3 million, or 23.3%. EBITDA is presented because it is widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating income, see below, or cash flows from operating activities, $24.3 million and $13.6 million for the years ended December 31, 2001 and 2000 respectively, in accordance with generally accepted accounting principles. Of the $7.3 million increase in EBITDA, $2.6 million of the increase was due to the acquisition of Central Utah Telephone Company. In addition, during 2001, the Company recorded $2.8 million of administrative fee income. The remaining increase was primarily due to the increase in regulated operations and reduced losses by the Company's CLEC operations.

Operating Profit

Operating profit for 2001 increased to $19.9 million from $15.3 million reported for 2000, an increase of $4.6 million. This increase in operating profits is principally attributable to the inclusion the results of operations of Central Utah from the date of acquisition and the $2.8 million administrative fee.

Other Income (Expense)

Investment income was approximately $2.9 million in 2001 compared to investment income of $3.3 million in 2000. The lower level of investable securities was the primary cause of the decrease in investment income.

Interest expense increased by $0.4 million to $13.9 million in 2001 compared to $13.5 million in 2000. The increase is due primarily to the acquisition of Central Utah on June 23, 2001 ($0.9 million) offset by higher debt levels at lower average interest rates on the variable debt, the restructuring of the Company's Convertible Note discussed below, and the absence of the amortization of the put premium associated with the Company's Convertible Note for the duration of 2000.

During 2001, the Company recorded approximately $0.9 million of equity in earnings of affiliated entities compared to $1.7 million in 2000. The decrease of $0.8 million was primarily due to a net gain of $0.7 million in 2000 on the sale of cellular towers at two of the Registrant's cellular telephone company investments.

On February 25, 2000, Omnipoint acquired through a merger, all of the outstanding shares of East/West Communications, Inc. At the time of the merger, Interactive held a redeemable preferred stock of East/West Communications, Inc. with a liquidation value of $8.7 million, including payment in kind of dividends to date. In accordance with its terms, the preferred stock was redeemed at its liquidation value and as a result, Registrant recorded a pre-tax gain of $4.2 million in the year ended December 31, 2000.

The Company owns 1,000,000 shares of Spinnaker Industries, Inc. common stock. As described in the Notes to the accompanying financial statements, the Company accounts for this investment under the provision of Statement of Financial Accounting Standards No. 115 "Investment and Debt and Equity Securities." Under the provision of this standard, the Company records this investment at its publicly traded market price at the end of each accounting period and records the change in unrealized gains (loss) in that period's comprehensive income. In addition, under the provisions of this statement, if the quoted market indicated by that valuation is below the Company's basis, management is required to consider if the decline in value is other than temporary and, if so determined, write down the investment to its publicly traded value by recording the loss in the Statement of Operations. As of December 31, 2000, the basis of the Spinnaker shares was $3.2 million, or $3.19 per share. At December 31, 2001, the quoted market price of these shares was $0 per share. During the year ended December 31, 2000, Spinnaker recorded a loss from continuing operations of $17.7 million. Losses of $5.2 million and $2.8 million were recorded for the years ended December 31, 1999 and 1998, respectively. In the nine months ended September 30, 2001, Spinnaker recorded a net loss of $53.9 million, including $41.2 million of restructuring and asset impairment reserves related to the close of its Spinnaker Coating facility in Westbrook, Maine. On October 15, 2001, Spinnaker Industries announced that it would not be making that day's scheduled interest payment with regard to its 10 3/4% Senior Notes and it was actively engaged in discussion with a majority of the holders of those notes for the purpose of negotiating a consensual restructuring of its indebtedness.

On November 13, 2001, Spinnaker announced that it has commenced voluntary proceedings under Chapter 11 of the U.S. Bankruptcy Code for the purpose of facilitating and accelerating its financial restructuring. Spinnaker also announced that it had reached agreement, subject to Bankruptcy Court approval, with its existing lenders to provide up to $30 million in debtor-in possession financing, which Spinnaker believes will allow it to continue operating its business in the ordinary and customary manner.

On January 9, 2002, both classes of Spinnaker's stock were de-listed from the American Stock Exchange. The stock is now traded on the over the counter "bulletin board" (pink sheets). There has been no quoted price since the stock was de-listed in 2002. The Company believes that the decline in quoted value is other than temporary and, accordingly, has recorded a loss of $3.2 million during 2001 to write down its investment in Spinnaker to $0 at December 31, 2001.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company has not yet completed its analysis on how the new rules will affect its accounting for goodwill and other intangible assets, for which, implementation is required beginning in the first quarter for 2002. Based on a preliminary analysis, application of the nonamortization provisions of SFAS No. 142 would have resulted in an increase in income from continuing operations of $2.2 million, $0.74 per share, for the year ended December 31, 2000 and $2.4 million, $0.86 per share, for the year ended December 31, 2001 and is expected to increase Net income in 2002 by $2.9 million. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for*

Long-Lived Assets to be Disposed Of, and provide a single accounting model for long-lived assts to be disposed of. Although retaining many of the fundamental recognition and measurement provision of FASB Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also will supersede the provisions of APB opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the periods in which the losses are incurred (rather as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company has not yet determined what the effect of FASB 144 will be on the earnings and financial position of the Company.

Tax Provision

The 2001 tax provision of $3.5 million includes federal, state and local taxes and represents an effective rate of 51.9% versus 45.7% effective tax rate of $5.0 million in 2000. The causes of the difference from the federal statutory rate are principally the effect of state income taxes, including the effect of earnings and losses attributable to different state jurisdictions, and the amortization of non-deductible goodwill. Beginning on January 1, 2002, the Company will no longer be amortizing goodwill in its results of operations. As a result, the Company's effective tax rate will be lower in the future.

Minority Interest

Minority interest was a reduction to earnings of $0.7 million in 2001 and $0.9 million in 2000. The reduction in net earnings in 2001 at telephone operations in which there is a minority ownership was the cause of the variance between years.

Net Income

Income from continuing operations was $2.5 million ($0.90 per diluted share) in 2001 compared to income from continuing operations of $5.0 million ($1.78 per diluted share) in 2000, net income for the year ended December 31, 2001 was $1.1 million, or $0.41 per diluted share, as compared to a net income of $2.4 million, or $0.84 per diluted share for the year ended December 31, 2000. In 2001, the recording of the administrative fee noted above and the results of Central Utah were offset by lower investment income, higher interest expense and the impairment of the Spinnaker shares. The most significant item affecting the swing in earnings was the gain on the redemption of the East/West preferred stock ($2.5 million, net of income tax provision) in 2000.

Year 2000 compared to 1999

Overview

Effective with the Spin off of Interactive by Lynch Corporation on September 1, 1999, Interactive owns the multimedia and services businesses previously owned by Lynch Corporation, as well as 1 million shares of Spinnaker Industries, Inc. Since the Spin off, Interactive has operated as an independent, publicly traded company. As such, the consolidated Interactive financial statements for the periods prior to the spin-off may not be indicative of Interactive's future performance nor do they necessarily reflect what the financial position and results of operations of Interactive would have been if it had operated as a separate stand-alone entity during the periods covered.

The narrative below has been restated to reflect the distribution of Morgan to shareholders.

Revenues

2000 total revenues were $67.0 million, an increase of $8.0 million, or 13.5%, from the $59.0 million recorded in 1999, primarily due to the acquisition of Central Scott Telephone Company, which was acquired on July 16, 1999 ($3.0 million effect) and the growth in both regulated telecommunications services as well as the provision of non-traditional revenue services as: Internet, long distance service and competitive local exchange carrier.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased to $31.0 million in 2000 from $26.3 million in 1999, an increase of $4.7 million, or 17.8%. For purposes of this discussion, EBITDA does not include

SARs expense (see below). EBITDA is presented because it is a widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating income, see below, or cash flows from operating activities, $13.6 million and $16.3 million for the years ended December 31, 2000 and 1999, respectively, in accordance with generally accepted accounting principles. EBITDA for the multimedia segment increased by $3.2 million, or 10.2% to $34.7 million from $31.5 million in 1999. $1.7 million of this increase was due to the acquisition of Central Scott Telephone Company. The remaining increase was primarily due to the increases in regulated operations offset by losses in the start-up of the CLEC operation ($0.7 million).

Operating Profit

Operating profits for 2000 increased to $15.3 million from $12.3 million reported for 1999, an increase of $3.0 million. This increase in operating profits is principally attributable to the absence of SAR expense during 2000. In 1999, the company reported a SAR expense of $2.9 million, see description below. The absence of the SAR expense in 2000 coupled with the increase of $0.3 million from the multimedia segment, resulting from the acquisition of Central Scott Telephone Company, accounted for the operating profit increase.

On February 29, 1996, Lynch Corporation adopted a Stock Appreciation Rights program for certain employees. Through September 1, 1999, 43,000 of Stock Appreciation Rights ("SAR") had been granted at prices ranging from $32 to $43 per share. Upon the exercise of a SAR, the holder is entitled to receive an amount equal to the amount by which the market value of the Lynch Corporation common stock on the amount equal to the amount by which the market value of the Lynch Corporation common stock on the exercise date exceeds the grant price of the SAR. Effective September 30, 1998, Lynch Corporation amended the SAR program so that the SARs became exercisable only if the market price for the Lynch Corporation's shares exceed 200% of the SAR exercise price within five years from the original grant date. This amendment eliminated the recording of the profit and loss effect of the SARs for changes in the market price in the Company's common stock until it becomes probable that the SARs will become exercisable. Lynch Corporation and Interactive offered to the SAR holders an option of turning in their SARs in exchange for a payment based upon the combined market prices of Lynch Corporation and Lynch Interactive Corporation and, in the case of SARs issued prior to December 5, 1997, East/West Communications, Inc. East/West Communications was spun-off from Lynch Corporation on December 5, 1997 on a share-for-share basis. All SAR holders accepted this proposal thereby terminating the plan and the total payments of $3.8 million were allocated to Lynch ($0.8 million) and Interactive ($3.0 million) on the basis of the relative market value of December 31, 1999.

Other Income (Expense)

Investment income was approximately $3.3 million compared to $2.0 million in 1999. Realized gains on sales of "available-for-sale-securities," was the primary cause of the increase.

Interest expense increased by $2.8 million to $13.6 million in 2000 compared to $10.8 million in 1999. The increase is due primarily to the acquisition of Central Scott Telephone Company on July 16, 1999 ($0.8 million) and the issuance by the Company of a $25.0 million Convertible Note in December 1999 ($2.0 million) including interest paid and accretion of option to sell premium (see Note 5 to the Consolidated Financial Statements).

During 2000, the Company recorded approximately $1.7 million of equity in earnings of affiliated entities primarily due to operating income from its New Mexico cellular RSA interests, including a gain of $0.7 million on the sale of certain cellular towers.

On February 25, 2000, Omnipoint acquired through a merger, all of the outstanding shares of East/West Communications, Inc. At the time of the merger, Interactive held a redeemable preferred stock of East/West Communications, Inc. with a liquidation value of $8.7 million, including payment in kind of dividends to date. In accordance with its terms, the preferred stock was redeemed at its liquidation value and as a result, the Registrant recorded a pre-tax gain of $4.2 million in the year ended December 31, 2000.

A subsidiary of Lynch Interactive has investments in, loans to, and deferred costs associated with a 49.9% equity ownership in Fortunet Communications, L.P. ("Fortunet"), a partnership formed to acquire, construct and operate licenses for the provision of personal communications services ("PCS") acquired in the FCC's C-Block PCS auction. Fortunet holds licenses to provide PCS services of 15MHz of spectrum in the BTA of Tallahassee, Panama City and Ocala, Florida. On April 15, 1999, the Federal Communications Commission completed a reauction of other 15 MHz PCS C-Block licenses, including the 15 MHz licenses in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. The final net cost of these licenses in the reauction was substantially below Fortunet's cost of the licenses it retained in these markets. Accordingly, during 1999, Lynch Interactive recorded an additional write down of $15.4 million. In 2001, Interactive spun-off its 49.9% equity interest in Fortunet, but retained a note receivable with a net book value of $3.4 million.

Tax Provision

The 2000 tax provision of $5.0 million includes federal, state and local taxes and represents an effective rate of 45.7% versus 22.9% effective tax benefit of $2.5 million in 1999. Differences in the effective rates are attributable to the amortization of non-taxable goodwill and tax effect on losses of certain subsidiaries.

Minority Interest

Minority interest was a reduction to earnings of $0.7 million in 1999 and a reduction to earnings of $0.9 million in 2000. Increased net income at telephone operations in which there is a minority ownership was the cause of the variance between years.

Net Income

Income from continuing operations was $5.0 million ($1.78 per share) in 2000 compared to a loss from continuing operations of $9.0 million ($3.21 per share) in 1999 and net income for year ended December 31, 2000 was $2.4 million, or $0.84 per share, as compared to a net loss of $9.2 million, or $3.27 per share for the year ended December 31, 1999. The impairment charge associated with Fortunet was the primary item affecting the net loss in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, Lynch Interactive Corporation has current assets of $59.1 million and current liabilities of $67.9 million. Working capital was therefore a negative $8.8 million as compared to $6.8 million at December 31, 2000. The debt restructurings discussed below, the acquisition of Central Utah Telephone Company and related entities, increased capital expenditures and the additional investment in Morgan were the primary causes of the change in working capital.

Capital expenditures were $20.5 million in 2001 and $17.2 million in 2000. Anticipated capital expenditures in 2002 are approximately $25.0 million.

On December 12, 1999, Interactive completed the private placement of a $25 million 6% five-year note, convertible into Interactive common stock at $42.50 per share (adjusted for subsequent 2 to 1 stock split). At that time, to assist the Company with the private placement to Cascade Investment LLC ("Cascade"), the Chairman and CEO of Interactive, agreed to give the acquirer of the note, a one-time option to sell the note to him at 105% of the principal amount thereof. The exercise period was from November 15, 2000 to December 1, 2000. This option to sell is secured by a bank letter of credit, which is secured by the Chairman's escrow of securities. The Company agreed to reimburse the Chairman for the cost of the letter of credit (approximately $160,000) plus his legal fees in connection with the option to sell agreement and obtaining the letter of credit.

On January16, 2001, the above option to sell agreement was amended. As amended, Cascade had the right to sell up to $15 million of the notes back to the Chairman at any time prior to January 31, 2001 and the right to sell the remaining $10 million of the note between November 15 and December 1, 2002. The option to sell is at 105% of the principal amount of Convertible Notes plus accrued and unpaid interest. As a condition to modifying and extending the option to sell, the Company entered into an agreement in December 2000, with its Chairman whereby it will pay for and acquire, on the same terms and conditions, any portion of the Convertible Notes sold by Cascade under this option. During January 2001, Cascade exercised this option with regard to the $15 million of Convertible Notes and pursuant to the agreement between the Company and Chairman, on February 14, 2001, the Company transferred $15.9 million to Cascade, including the 5% premium plus accrued and unpaid interest in exchange for $15.0 million of notes held by Cascade.

The option to sell the remaining $10 million is secured by a collateralized letter of credit in which the collateral is provided by an affiliate of the Chairman. The Company has agreed to pay all legal fees, letter of credit fees and a 10% per annum collateral fee on the amount of collateral provided, $10.5 million. The Company can replace the collateral at any time and the collateral fee would be eliminated from thereafter. As of December 31, 2001, the Company has replaced $7.5 million of the escrow collateral securing the above noted letter of credit by segregating $7.5 million of

Treasury Bills in a separate account and pledging this account to the issuer of the letter of credit. Subsequent to December 31, 2001, the remaining collateral of $3.0 million was replaced by the Company. Management is currently unaware of Cascade's intention with regard to their potential exercise of the option to sell the $10 million but because the decision is beyond the control of management the debt has been classified as current in the accompanying balance sheet.

At December 31, 2001, total debt was $203.5 million, an increase of $36.9 million from December 31, 2000. At December 31, 2001 there was $137.1 million of fixed interest rate debt outstanding averaging 7% and $66.4 million of variable interest rate debt averaging 4.8%. In January 2001, a subsidiary of the Company borrowed $27.0 million secured by the stock of Western New Mexico Telephone Company. The loan is to be repaid in equal monthly installments over twelve years beginning in April 2001, bearing interest at either the bank's prime rate or LIBOR plus 2.5%, or at the Company's option, it can be fixed for its term. $15.9 million of the proceeds were used to acquire the Convertible Note of the Company owned by Cascade Investment L.L.C. The stock of Western New Mexico Telephone Company had previously been used to secure the acquisition facility, the balance of which was $7.9 million prior to its repayment in December 2000. As of December 31, 2001, a subsidiary of the Company was in default of a term loan totaling $4.8 million. The subsidiary is currently restructuring their facility and management expects to have a new facility in place with the current lender by April 2002. If such is not accomplished, Interactive expects to be able to refinance the subsidiary as well as other subsidiaries to generate the funds necessary to repay the current lender.

A subsidiary of the Company has guaranteed $3.8 million of an equity investees' total debt of $10.6 million.

The parent company of Interactive has a short-term line of credit facility, which expires August 31, 2002, with maximum availability totaling $10.0 million of which $7.6 million was outstanding at December 31, 2001. The Company is pursuing various financing alternatives including renewal of the line of credit, refinancing substantially all or individual pieces of its currently outstanding debt, and sale of certain investments. The Company expects that this line of credit facility will be renewed in August 2002 when it expires. It is management's belief that it has or will be able to obtain adequate resources to fund operations over the next twelve months but there is no assurance that they will.

In general, the long-term debt facilities at subsidiaries are secured by substantially all of the Company's property, plant and equipment, receivables and common stock of certain subsidiaries and contain certain covenants restricting distribution to Lynch Interactive. At December 31, 2000 and 2001, substantially all of the subsidiaries' net assets are restricted.

Subsequent to the spin-off by Lynch Corporation, the Board of Directors of Lynch Interactive Corporation authorized the purchase of up to 100,000 shares of common stock. Through December 31, 2001, 4,900 shares had been purchased at an average cost of $49.03 per share. Subsequent to year-end, an additional 5,300 shares have been acquired at an average cost of $42.98 per share.

Lynch Corporation, the Company's predecessor, has not paid any cash dividends on its common stock since 1989. The Company has not paid any cash dividends since its inception in 1999 and does not expect to pay cash dividends on its common stock in the foreseeable future. Interactive currently intends to retain its earnings, if any, for use in its business. Further financing may limit or prohibit the payment of dividends.

Interactive has a high degree of financial leverage. As of December 31, 2001, the ratio of total debt to equity was 9.6 to 1. Certain subsidiaries also have high debt to equity rations. In addition, the debt at subsidiary companies contains restrictions on the amount of funds that can be transferred to the respective parent of the subsidiaries.

The Company has a need for resources primarily to fund future long-term growth initiatives. The Company considers various alternative long-term financing sources: debt, equity, or sale of an investment asset. While management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs. The Company is obligated under long-term debt provisions and lease agreements to make certain cash payments over the term of the agreements. The following table summarizes these contractual obligations for the periods shown:

	Payments Due by Period (In thousands)				
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt (a)	$193,202	$28,126(b)	$44,476	$43,703	$76,897
Operating Leases	969	326	400	243	--
Total Contractual Cash Obligations	$194,171	$28,452	$44,876	$43,946	$76,897

(a) Does not include interest payments on debt
(b) Contains $10 million of convertible subordinated debt due in 2004, that has a put option that if exercised, would accelerate the debt to the last quarter of 2002.

The company has certain financing commitments from banks and other financial institutions that provide liquidity. The following table summarizes the expiration of these commitments for the periods shown:

	Amount of Commitment Expiration Per Period (In thousands)				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 - 3 years	4 – 5 years	Over 5 years
Lines of Credit	$14,336	$14,336	-	-	-
Standby Letter of Credit	10,500	10,500	-	-	-
Guarantees					
Standby Repurchase Obligations					
Other Commercial Commitments					
Total Commercial Commitments	$24,836	$24,836	-	-	-

On June 22, 2001, a subsidiary of the Company acquired Central Utah Telephone Company, Inc. and its subsidiaries, a 7,000-access line telephone company located in Utah. The Company has also acquired Central Telecom Services, LLC, a related entity, which has certain PCS and MMDS interests and Internet, long distance and telephone equipment businesses. The combined aggregate $15.6 million purchase price was financed primarily through the issuance of additional debt.

The Company has initiated an effort to monetize certain of its assets, including selling a portion or all of certain in vestment in certain of its operating entities. These may include minority interest in network affiliated television stations and certain telephone operations where growth opportunities are not readily apparent. There is no assurance that all or any part of this program can be effectuated on acceptable terms. In March 2002, the Company sold its 20.8% interest in the New Mexico cellular property, RSA #1 To Verizon Wireless for $5.5 million and repaid certain outstanding indebtedness to Verizon. (See Note 5 in the accompanying financial statements)

Critical Accounting Policies and Estimates

General

Interactive's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the

United States. The preparation of these financial statements requires Interactive to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Interactive evaluates its estimates, including those related to revenue recognition, carrying value of its investments in the spectrum entities and long-lived assets, purchase price allocations, and contingencies and litigation. Interactive bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Interactive believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The principal business of Interactive's telephone companies is to provide telecommunications services. These services fall into four major categories: local network, network access, long distance and other non-regulated telecommunications services. Toll service to areas outside franchised telephone service territory is furnished through switched and special access connections with intrastate and interstate long distance networks.

Local service revenues are derived from providing local telephone exchange services. Local service revenues are based on rates filed with various state telephone regulatory bodies.

Revenues from long distance network services are derived from providing certain long distance services to the Company's local exchange customers and are based on rates filed with various state regulatory bodies.

Revenue from intrastate access is generally billed monthly in arrears based on intrastate access rates filed with various state regulatory bodies. Interactive recognizes revenue from intrastate access service based on an estimate of the amounts billed to interexchange carriers in the subsequent month. Estimated revenues are adjusted monthly as actual revenues become known.

Revenue from interstate access is derived from settlements with the National Exchange Carrier Association ("NECA"). NECA was created by the FCC to administer interstate access rates and revenue pooling on behalf of small local exchange carriers who elect to participate in a pooling environment. Interstate settlements are determined based on the various subsidiaries' cost of providing interstate telecommunications service. Interactive recognizes interstate access revenue based on an estimate of the current year cost of providing service. Estimated revenue is adjusted to actual upon the completion of cost studies in the subsequent period.

Other ancillary revenues derived from the provision of directory advertising and billing and collection services are billed monthly based on rates under contract.

Purchase Price Allocation

Interactive's business development strategy is to expand its existing operations through internal growth and acquisition. From 1989 through 2001, the Company has acquired twelve telephone companies. Significant judgments and estimates are required to allocate the purchase price of acquisitions to the fair value of tangible assets acquired and identifiable intangible assets and liabilities assumed. Any excess purchase price over the above fair values is allocated to goodwill. Additional judgments and estimates are required to determine if identified intangible assets have finite or indefinite lives.

Depreciation and Amortization

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and intangible assets. Although Interactive believes it is unlikely that any significant changes to the useful lives of its tangible or intangible assets will occur in the near term, rapid changes in technology, the discontinuance of accounting under SFAS No. 71 by the Company's wireline subsidiaries, or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks relating to changes in the general level of U.S. interest rates. Changes in interest rates affect the amount of interest earned on the Company's cash equivalents and short-term investments (approximately $31.2 million at December 31, 2001 and $24.8 million at December 31, 2000). The Company generally finances the debt portion of the acquisition of long-term assets with fixed rate, long-term debt. The Company generally maintains the majority of its debt as fixed rate in nature by borrowing on a fixed long-term basis. The Company does not use derivative financial instruments for trading or speculative purposes. Management does not foresee any significant changes in the strategies used to manage interest rate risk in the near future, although the strategies may be reevaluated as market conditions dictate.

At December 31, 2001, approximately $66.4 million, or 32.6% of Interactive's long-debt and notes payable bears interest at variable rates. Accordingly, the Company's earnings and cash flows are affected by changes in interest rates. Assuming the current level of borrowings for variable rate debt and assuming a one percentage point change in the 2001 average interest rate under these borrowings, it is estimated that Interactive's 2001 interest expense would have changed by approximately $0.7 million. In the event of an adverse change in interest rates, management would likely take actions to further mitigate its exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, the analysis assumes no such actions. Further, the analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 14(a).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant" in Item 1 hereof and included under the captions "Election of Directors" and "Section 16(a) Reporting" in Registrant's Proxy Statement for its Annual Meeting of Shareholders for 2002, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is included under the captions "Compensation of Directors," "Executive Compensation," "Executive Compensation and Benefits Committee Report on Executive Compensation" and "Performance Graph" in Registrant's Proxy Statement for its Annual Meeting of Shareholders for 2002, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item 12 is included under the caption "Security Ownership of Certain Beneficial Owners and Management," in the Registrant's Proxy Statement for its Annual Meeting of Shareholders for 2002, which information is included herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 is included under the caption "Executive Compensation", and "Transactions with Certain Affiliated Persons" in the Registrant's Proxy Statement for its Annual Meeting of Shareholders for 2002, which information is included herein by reference.

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The following documents are filed as part of this Form 10-K Annual Report:
Financial Statements:

Reports of Independent Auditors and the following Financial Statements of the Company are included herein:

Consolidated Balance Sheets – December 31, 2000 and 2001
Consolidated Statements of Operations – Years ended December 31, 1999, 2000, and 2001
Consolidated Statements of Shareholders' Equity – Years ended December 31, 1999, 2000, and 2001
Consolidated Statements of Cash Flows - Years ended December 31, 1999, 2000, and 2001
Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules:
Schedule I – Condensed Financial Information of Registrant
Schedule II – Valuation and Qualifying Accounts

(a)(3) Exhibits: See the Exhibit Index on pages 51 through 53

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, or are inapplicable, and therefore have been omitted.

See Page 2 above re Forward Looking Information.

(b) Reports on Form 8-K: There were no Current Reports on Form 8-K filed during the fourth quarter of 2001.

(c) Exhibits: The following Exhibits listed in the Exhibit Index are filed with this Form 10-K Annual Report:

10(n) - Separation and Distribution Agreement, dated as of January 18, 2002, by and among Lynch Interactive Corporation, Morgan Group Holding Co. and The Morgan Group, Inc.

10(o) - Employment Agreement, dated as of August 1, 2001, between John Fikre and Lynch Interactive Corporation

21 - Subsidiaries of Registrant

24 - Powers of Attorney

99 - Report of Independent Auditors
- Report of Siepert & Co., L.L.P. on the financial statements of Cuba City Telephone Exchange Company for the year ended December 31, 2000 and 2001
- Report of Siepert & Co., L.L.P. on the financial statements of Belmont Telephone Company for the year ended December 31, 2000 and 2001
- Report of Siepert & Co., L.L.P. on the financial statements of Lynch Michigan Telephone Holding Corporation for the year ended December 31, 2001

(d) Financial Statement Schedules: Financial Statement Schedules are listed in response to Item 14(a)(2)

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Lynch Interactive Corporation

We have audited the accompanying consolidated balance sheets of Lynch Interactive Corporation and subsidiaries (the "Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the index at Item 14(a). These financial statements and schedules are the responsibility of the management of Lynch Interactive Corporation. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the financial statements of Cuba City Telephone Exchange Company and Belmont Telephone Company, indirect wholly owned subsidiaries of Lynch Interactive Corporation, which statements reflect total assets of $4,149,000 in 2000 and $4,347,000 in 2001, and total revenues of $2,070,000 in 1999, $2,076,000 in 2000, and $2,139,000 in 2001 nor the 2001 financial statements of Lynch Michigan Telephone Holding Corporation, an indirect wholly-owned subsidiary of Lynch Interactive Corporation, which statements reflect total assets of $33,147,000 and total revenues of $11,246,000 for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Cuba City Telephone Exchange Company and Belmont Telephone Company in 1999, 2000 and 2001 and Lynch Michigan Holding Corporation in 2001, is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lynch Interactive Corporation and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, based on our audits and the reports of other auditors, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Stamford, Connecticut
March 12, 2002

LYNCH INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2000	2001
	(In Thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 24,834	$ 31,233
Marketable securities	2,066	--
Receivables, less allowances of $155 and $424, respectively	7,266	9,963
Material and supplies	3,387	3,373
Prepaid expenses and other current assets	2,529	1,757
Current assets of Morgan Group Holding Co. to be distributed to shareholders	11,619	12,757
TOTAL CURRENT ASSETS	51,701	59,083
PROPERTY, PLANT AND EQUIPMENT:		
Land	490	840
Buildings and improvements	8,559	10,858
Machinery and equipment	151,481	182,109
	160,530	193,807
Accumulated Depreciation	(64,961)	(74,530)
	95,569	119,277
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED, NET	52,222	63,936
INVESTMENTS IN AND ADVANCES TO AFFILIATED ENTITIES	13,284	14,277
INVESTMENT IN SPINNAKER INDUSTRIES, INC.	5,250	--
OTHER ASSETS	11,335	12,534
NON CURRENT ASSETS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS	11,049	10,241
TOTAL ASSETS	$240,410	$279,348

See accompanying notes.

LYNCH INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
	(In Thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to banks	$ 4,333	$10,336
Trade accounts payable	424	921
Accrued interest payable	2,504	1,579
Accrued liabilities	14,472	15,700
Current maturities of long-term debt	12,365	28,126
Current liabilities of Morgan Group Holding Co. to be distributed to shareholders	10,801	11,281
TOTAL CURRENT LIABILITIES	44,899	67,943
LONG-TERM DEBT	149,939	165,076
DEFERRED INCOME TAXES	8,347	8,515
OTHER LIABILITIES	502	887
MINORITY INTEREST	5,539	6,120
NON CURRENT LIABILITIES AND MINORITY INTERESTS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS	7,785	6,290
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY		
COMMON STOCK, $0.0001 PAR VALUE-10,000,000 SHARES AUTHORIZED; 2,824,766 ISSUED; 2,821,666 and 2,820,051 outstanding	--	--
ADDITIONAL PAID-IN CAPITAL	21,404	21,406
RETAINED EARNINGS	652	1,800
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,495	1,542
TREASURY STOCK, 3,100 and 4,715 shares, at cost	(152)	(231)
	23,399	24,517
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$240,410	$279,348

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	1999	2000	2001
	(In Thousands, except per share data)		
SALES AND REVENUES	$59,011	$66,983	$79,352
COSTS AND EXPENSES:			
Multimedia cost of sales	41,671	48,477	57,019
Selling and administrative	5,041	3,175	2,348
OPERATING PROFIT	12,299	15,331	19,985
Other income (expense):			
Investment income	2,013	3,260	2,862
Interest expense	(10,802)	(13,568)	(13,936)
Equity in earnings of affiliated companies	1,057	1,669	932
Impairment of investment in Spinnaker Industries, Inc.	--	--	(3,194)
Reserve for impairment of investment in PCS license holders	(15,406)	--	--
Gain on sales of subsidiary stock and other assets	--	4,187	--
	(23,138)	(4,452)	(13,336)
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM AND OPERATIONS OF MORGAN	(10,839)	10,879	6,649
(Provision) benefit for income taxes	2,478	(4,971)	(3,454)
Minority interests	(686)	(877)	(661)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM AND OPERATIONS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS	(9,047)	5,031	2,534
LOSS FROM EARLY EXTINGUISHMENT OF DEBT, NET	(160)	--	--
LOSS FROM OPERATIONS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS NET OF TAXES $193, $2,451, $(166) AND MINORITY INTEREST $28, $2,133, $603	(9)	(2,666)	(1,386)
NET INCOME (LOSS)	$ (9,216)	$ 2,365	$1,148
Basic and diluted weighted average shares outstanding	2,824,000	2,823,000	2,822,000
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:			
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND OPERATIONS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS	$ (3.21)	$ 1.78	$0.90
EXTRAORDINARY ITEM, NET	(0.06)	--	--
LOSS FROM OPERATIONS OF MORGAN GROUP HOLDING CO. TO BE DISTRIBUTED TO SHAREHOLDERS	--	(0.94)	(0.49)
NET INCOME (LOSS)	$ (3.27)	$ 0.84	$0.41

See accompanying notes.

LYNCH INTERACTIVE CORPORATION AND SUBSIDIAIRES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Share Data)

	Shares of Common Stock Out-standing	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Treasury Stock	Investments By and Advances from Lynch Corporation	Total
Balance at December 31, 1998	--	$ --	$ --	$ --	$ --	$ --	$39,314	$39,314
Investment by and advances (to) from Lynch Corporation	--	--	--	--	--	--	(1,980)	(1,980)
Net loss for the period	--	--	--	--	--	--	(7,503)	(7,503)
Unrealized loss on available for sale securities (net of tax benefit of $739)	--	--	--	--	--	--	(1,020)	(1,020)
Comprehensive loss	--	--	--	--	--	--	--	(8,523)
Balance at August 31, 1999	--	--	--	--	--	--	28,811	28,811
Distribution by Lynch Corporation	1,412,383	--	$21,404	--	$7,407	--	(28,811)	--
Net loss for the period	--	--	--	$(1,713)	--	--	--	(1,713)
Unrealized loss on available for sale securities (net of tax benefit of $121)	--	--	--	--	(167)	--	--	(167)
Comprehensive loss	--	--	--	--	--	--	--	(1,880)
Purchase of treasury stock	(200)	--	--	--	--	(20)	--	(20)
Balance at December 31, 1999	1,412,183	0	21,404	(1,713)	7,240	(20)	0	26,911
Two-for-one stock split	1,412,183	--	--	--	--	--	--	--
Net income for the period	--	--	--	2,365	--	--	--	2,365
Unrealized loss on available for sale securities	--	--	--	--	(4,699)	--	--	(4,699)
Reclassification adjustment	--	--	--	--	(480)	--	--	(480)
Comprehensive income	--	--	--	--	--	--	--	(2,814)
Adjustment relating to acquisition cost	--	--	--	--	(566)	--	--	(566)
Purchase of treasury stock	(2,700)	--	--	--	--	(132)	--	(132)
Balance at December 31, 2000	2,821,666	0	21,404	652	1,495	(152)	0	23,399
Net income for the period	--	--	--	1,148	--	--	--	1,148
Unrealized loss on available for sale securities	--	--	--	--	(1,688)	--	--	(1,688)
Reclassification adjustment	--	--	--	--	1,735	--	--	1,735
Comprehensive income	--	--	--	--	--	--	--	1,195
Issuance of Treasury Shares	185	--	2	--	--	9	--	11
Purchase of Treasury Stock	(1,800)	--	--	--	--	(88)	--	(88)
Balance at December 31, 2001	2,820,051	$0	$21,406	$1,800	$1,542	$(231)	$0	$24,517

See accompanying notes.

LYNCH INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	1999	2000	2001
		(In Thousands)	
OPERATING ACTIVITIES			
Net income (loss)	$ (9,216)	$ 2,365	$1,148
Depreciation and amortization	14,131	15,797	18,283
Unrealized gain on trading securities	(620)	(479)	--
Net proceeds from sale of trading securities	--	--	2,066
Minority interests	686	877	661
Equity in Earnings of affiliated companies	(1,057)	(1,669)	(932)
Reserve for impairment of investment in PCS license holders	15,406	--	--
Gain on redemption of East/West preferred stock	--	(4,125)	--
Impairment of investment in Spinnaker Industries, Inc.	--	--	3,194
Gain on sale of securities	--	(909)	(198)
Deferred income taxes	(5,226)	(2,101)	(724)
Non-cash items and changes in operating assets and liabilities from operations of Morgan Group Holding Co. to be distributed to shareholders	2,511	3,539	1,032
Assets transferred in settlement of litigation	--	--	415
Changes in operating assets and liabilities, net of effects of acquisitions:			
Trade accounts receivable	(511)	(834)	(1,082)
Trade accounts payable and accrued liabilities	1,291	2,850	(629)
Other	(1,071)	(658)	1,326
Other	--	(1,034)	(212)
NET CASH PROVIDED BY OPERATING ACTIVITIES	16,324	13,619	24,348
INVESTING ACTIVITIES			
Acquisition (total cost less debt assumed and cash equivalents acquired):			
Central Scott Telephone Company	(23,985)	--	--
Central Utah Telephone Company	--	--	(6,914)
American Alarm Company	--	--	(3,085)
Investment in Personal Communications Services Partnerships, net	--	(7,988)	(186)
Proceeds from redemption of East/West preferred stock	--	8,712	--
Capital expenditures	(11,742)	(17,208)	(20,533)
Proceeds from sale of securities	--	1,563	494
Cash received from liquidation of partnership	--	--	550
Investing activities of operations of Morgan Group Holding Co. to be distributed to shareholders	(839)	(104)	(2,718)
Other	(1,342)	896	1,276
NET CASH USED IN INVESTING ACTIVITIES	(37,908)	(14,129)	(31,116)
FINANCING ACTIVITIES			
Issuance of long-term debt	51,563	13,489	30,847
Payments to reduce long-term debt	(13,010)	(16,021)	(24,499)
Net borrowings, lines of credit	2,718	1,062	6,003
Purchase of Treasury stock	(20)	(132)	(88)
Advances to Lynch Corporation	(15,987)	--	--
Financing activities of operations of Morgan Group Holding Co. to be distributed to shareholders	(1,663)	(769)	439
Other	(41)	208	465
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	23,560	(2,163)	13,167
Net increase (decrease) in cash and cash equivalents	1,976	(2,673)	6,399
Cash and cash equivalents at beginning of year	25,531	27,507	24,834
Cash and cash equivalents at end of year	$ 27,507	$24,834	$ 31,233

See accompanying notes.

1. Accounting and Reporting Policies

Organization

On August 12, 1999, the Board of Directors of Lynch Corporation approved in principle the spin-off to its shareholders of its multimedia and services businesses as an independent publicly-traded company (the "Spin-Off"). The multimedia and services businesses and the independently publicly-traded company to which the assets and liabilities were contributed are hereinafter referred to as Lynch Interactive Corporation (the "Company," or "Interactive"). Prior to and contemporaneous with the Spin-Off, certain legal and regulatory actions were taken to perfect the existence of the above mentioned affiliated multimedia and service companies as subsidiaries of Interactive. The Spin-Off occurred on September 1, 1999. At the Spin-Off, Lynch distributed 100 percent of the outstanding shares of common stock of its wholly-owned subsidiary, Interactive, to holders of record of Lynch's common stock as of the close of business on August 23, 1999. As part of the Spin-Off, Interactive received one million shares of common stock of Spinnaker Industries, Inc. representing an approximately 13.6% equity ownership interest (and an approximate 2.5% voting interest) and Interactive also assumed certain short-term and long-term debt obligations of Lynch Corporation. Prior to the Spin-Off, Interactive succeeded to the credit facilities established by Lynch Corporation.

In April 1999, Lynch Corporation received an Internal Revenue Service private letter ruling that the distribution to its shareholders of the stock of Interactive qualifies as tax-free for Lynch and its shareholders. In connection with obtaining the rulings from the Internal Revenue Service ("IRS") as to the tax-free nature of the Spin off, Lynch Corporation made certain representations to the IRS, which include, among other things, certain representations as to how Lynch Corporation and Interactive intend to conduct their businesses in the future.

Interactive and Lynch Corporation have entered into certain agreements governing various ongoing relationships, including the provision of support services and a tax allocation agreement. The tax allocation agreement provides for the allocation of tax attributes to each company as if it had actually filed with the respective tax authority. At the spin off, the employees of the corporate office of Lynch Corporation became the employees of Lynch Interactive Corporation and Lynch Interactive Corporation began providing certain support services to Lynch. The Company charged a management fee for these services to Lynch Corporation amounting to approximately $200,000 in 1999, $265,000 in 2000 and $208,000 in 2001. In September 2001, Interactive stopped charging a management fee to Lynch Corporation since the corporate offices of Lynch Corporation were relocated at that time.

In January 2002, Interactive spun off its interest in The Morgan Group, Inc. ("Morgan"), its only services subsidiary, via a tax-free dividend to its shareholders of the stock of Morgan Group Holding Co., a corporation that was formed to serve as a holding company for Interactive's controlling interest in Morgan. Morgan Group Holding Co. is now a public company. Accordingly, the amounts for Morgan are reflected on a one-line basis in the consolidated financial statements as of December 31, 2001 and for the year then ended as amounts "to be distributed to shareholders." Similarly, the prior years' financial statements have been restated to be comparable with the current year's presentation.

Basis of Presentation

As of December 31, 2000 and 2001, the years ended December 31, 2000 and 2001, and for the period from September 1, 1999 to December 31, 1999, the accompanying financial statements represent the consolidated accounts of Interactive. Prior to September 1, 1999, the financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of the multimedia and services businesses and other assets and liabilities, which were contributed to Interactive, on a combined basis. Accordingly, the results for the year ended December 31, 1999, represent a combination of consolidated and combined financial information for the respective periods. As the historical financial information prior to September 1, 1999 herein reflects periods during which the Company did not operate as an independent public company, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent public company during the reporting periods.

The Company consolidates the operating results of its telephone (81%-100% owned during each of the three years ended December 31, 2001) and cable television (60% at December 31, 2000 and 100% owned at December 31, 2001) subsidiaries. All material intercompany transactions and balances have been eliminated. Investments in affiliates in which the Company does not have a majority voting control are accounted for in accordance with the equity method. The Company accounts for the following affiliated companies on the equity basis of accounting:

Coronet Communications Company (20% owned at December 31, 2001), Capital Communications Company, Inc. (49% owned at December 31, 2001), Fortunet Communications, L.L.P. (49.9% owned at December 31, 2001), and the cellular operations in New Mexico, Iowa and North Dakota (17% to 21% owned at December 31, 2001).

The shares of Spinnaker Industries, Inc., in which the company owns 2.5% of the voting power and 13.6% of the common equity, are accounted for in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "Investment in Debt and Equity Securities."

At December 31, 2001, the quoted market price of these shares was $0 per share. During the year ended December 31, 2000, Spinnaker recorded a loss from continuing operations of $17.7 million. Losses of $5.2 million and $2.8 million were recorded for the years ended December 31, 1999 and 1998, respectively. In the nine months ended September 30, 2001, Spinnaker recorded a net loss of $53.9 million, including $41.2 million of restructuring and asset impairment reserves related to the close of its Spinnaker Coating facility in Westbrook, Maine. On October 15, 2001, Spinnaker Industries announced that it would not be making that day's scheduled interest payment with regard to its 10 3/4% Senior Notes and it was actively engaged in discussion with a majority of the holders of those notes for the purpose of negotiating a consensual restructuring of its indebtedness.

On November 13, 2001, Spinnaker announced that it has commenced voluntary proceedings under Chapter 11 of the U.S. Bankruptcy Code for the purpose of facilitating and accelerating its financial restructuring. Spinnaker also announced that it had reached agreement, subject to Bankruptcy Court approval, with its existing lenders to provide up to $30 million in debtor-in possession financing, which Spinnaker believes will allow it to continue operating its business in the ordinary and customary manner.

On January 9, 2002, both classes of Spinnaker's stock were de-listed from the American Stock Exchange. The stock is now traded on the over the counter "bulletin board" (pink sheets). There has been no quoted price since the stock was de-listed in 2002. The Company believes that the decline in quoted value is other than temporary and, accordingly, has recorded a loss of $3.2 million during 2001 to write down its investment in Spinnaker to $0 at December 31, 2001.

Use of Estimates/Reclassifications

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to current year presentation.

Cash Equivalents

Cash equivalents consist of highly liquid investment with a maturity three months or less when purchased.

At December 31, 2000 and 2001, assets of $18.7 million and $14.6 million, which are classified as cash and cash equivalents, are invested in United States Treasury money market funds for which affiliates of the Company serve as investment managers to the respective funds.

At December 31, 2001, the Company has segregated $7.5 million of U.S. Treasury Bills in a separate account and pledged this account as collateral on a letter of credit that secures a put (option to sell) on certain of the Company's debt. (See Note 6-Notes Payable and Long-term Debt).

Marketable Securities

Marketable securities consist principally of common stocks. At December 31, 2000 and 2001, certain marketable securities and United States Treasury money market funds, classified as cash equivalents, were classified as trading. Interactive's investment in Spinnaker Industries, Inc. and certain other equity securities included in other assets with carrying values of $7.3 million and $3.8 million at December 31, 2000 and 2001, respectively, were classified as available-for-sale. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in equity and as a component of comprehensive income (loss). Unrealized gains on available-for-sale securities were $12.4 million, $2.6 million and $2.6 million for the years ended December 31, 1999, 2000 and 2001, respectively. The changes in unrealized gains in each of the periods presented, net of tax, have been included in the Consolidated Statements of Shareholder's Equity, Investment by and Advances from Lynch Corporation prior to September 1, 1999 and "Accumulated other comprehensive income" thereafter.

The cost of marketable securities sold is determined on the specific identification method. Realized gains included in investment income were $37,000, $909,000 and $1,355,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 35 years. For income tax purposes, accelerated depreciation methods are used.

When a portion of the Company's depreciable property, plant and equipment relating to its multimedia business is retired, the gross book value of the assets, including cost of disposal and net of any salvage value, is charged to accumulated depreciation.

Excess of Cost Over Fair Value of Net Assets Acquired, Net

Excess of cost over fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over periods ranging from twenty to forty years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred. Excess of cost over fair value of net assets acquired of $52.2 million and $63.9 million are net of accumulated amortization of $13.1 million and $15.8 at December 31, 2000 and 2001, respectively.

Equity, Investment By and Advances From Lynch Corporation

Equity represents the net investment in and advances to Interactive by Lynch through the date of the spin-off. It includes common stock, additional paid in capital, net earnings and net intercompany balances with Lynch Corporation, which were contributed at the time of the Spin-Off.

Revenues

Multimedia revenues include local and intrastate telephone company service revenues, which are subject to review and approval by state public utility commissions, and long distance network revenues, which are based upon charges to long distance carriers through a tariff filed by the National Exchange Carriers Association with the Federal Communications Commission. Revenues are based on cost studies for the Company's exchanges, and have been estimated pending completion of final cost studies. Estimated revenue is adjusted to actual upon the completion of the cost studies.

Sales of communications products represent a separate earnings process and are recognized when products are delivered and accepted by customers. For each transaction involving both the installation and activations of service and the sale of equipment, the Company has allocated revenues based on fair value for the service element and the residual method for all other elements of the transaction.

Earnings (Loss) Per Share

Basic earnings (loss) per common share amounts are based on the average number of common shares outstanding during each period, excluding the dilutive effects of options, warrants, and convertible securities. Diluted earnings per share reflect the effect, where dilutive, of options, warrants and convertible securities, using the treasury stock and if converted methods as applicable.

Comprehensive Income

The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income" that requires unrealized gains or losses on the Registrant's available-for-sale securities to be included as a separate component of Shareholder Equity and in other comprehensive income (loss).

Segment Information

The Company follows the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosure of selected financial and descriptive information for each operating segment based on management's internal organizational decision-making structure. Additional information is required on a company-wide basis for revenues by product or service, revenues and identifiable assets by geographic location and information about significant customers.

Impairments

The Company accounts for its long-lived assets in accordance with the provision of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company periodically assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than carrying amount. The calculation of impairment would then be based on appropriate discounted cash flows. (See recent accounting pronouncements below—SFAS No. 144).

Stock Based Compensation

The Company applies the disclosure only provisions of SFAS No. 123, *Accounting for Stock Based Compensation*. SFAS No. 123 establishes a fair value method of accounting and reporting standards for stock based compensation plans. However, as permitted by SFAS No. 123, Company elected to continue to apply provision of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its equity awards. Under APB No. 25, if the exercise price of the Company's employee stock options was not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company is required to disclose the pro forma net income (loss) and net income (loss) per share as if the fair value method defined in SFAS No. 123 had been applied to all grants.

Fair Value of Financial Instruments

Cash and cash equivalents, trade accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving line of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of other long-term obligations approximates cost based on borrowing rates for similar instruments.

Issuance of Stock by Subsidiary and Investees

Changes in the Company's equity in a subsidiary or an investee caused by issuances of the subsidiary's or investees' stock are accounted for as gains or losses where such issuance is not part of a broader reorganization.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets effective for fiscal years beginning after December 15, 2001*. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and assets with indefinite lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $2.9 million, $1.03 per share in 2002, and would have resulted in an increase in net income of $1.7 million, $0.60 per share, $2.1 million, $0.74 per share and $2.4 million, $0.86 per share for the years ended December 31, 1999, 2000 and 2001, respectively. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assts as of January 1, 2002 in the second quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and provide a single accounting model for long-lived assts to be disposed of. Although retaining many of the fundamental recognition and measurement provision of FASB Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also will supersede the provisions of APB opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the periods in which the losses are incurred (rather as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company has not yet determined what the effect of FASB 144 will be on the earnings and financial position of the Company.

2. Spin-off of Morgan

On July 12, 2001, the Company made an additional $2.0 million investment in Morgan, which increased its equity ownership from 55.6% to 70.2% and its voting control from 68.59% to 80.8%.

On August 17, 2001, the Board of Directors of Interactive authorized management to distribute its holdings in Morgan to Interactive's shareholders.

In January 2002, Interactive spun off its interest in The Morgan Group, Inc., its only services subsidiary, via a tax-free dividend to its shareholders of the stock of Morgan Group Holding Co., a corporation that was formed to serve as a holding company for Interactive's controlling interest in The Morgan Group, Inc. Morgan Group Holding Co. is now a public company.

Morgan currently has on file with the Securities and Exchange Commission a preliminary registration statement registering warrants that will be issued to all of its current shareholders to acquire newly issued shares of Class A and Class B Morgan common stock. The warrants that are to be issued to Interactive will also be placed in Morgan Holding. Pursuant to the spin off, each Interactive shareholder would receive one share of Morgan Holding for each share of Interactive owned.

As a result, the Company's services segment, which consisted solely of the operations of Morgan, is being reported as operations to be distributed to shareholders. Accordingly, operating results of Morgan have been segregated from continuing operations and reported as a separate line item in the Statements of Operations.

Interactive has restated its prior year financial statements to present the operating results of Interactive on a comparable basis. Morgan's net sales were $101.2 million, $128.4 million, and $172.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The net assets of Morgan included in the accompanying consolidated balance sheets as of December 31, 2000 and 2001, consist of the following:

(In thousands)	December 31, 2000	2001
Cash and cash equivalents	$2,092	$1,017
Accounts receivable, net	7,881	6,322
Prepaids and other (includes restricted cash of $2.6 million in 2001)	1,646	5,418
Current assets to be distributed to shareholders	$11,619	$12,757
Property, plant and equipment, net	$3,688	$3,385
Excess of cost over net fair value of net assets acquired, net	6,727	6,256
Other assets	634	600
Non-current assets to be distributed to shareholders	$11,049	$10,241
Notes payable	$ --	$ 580
Accounts payable	2,299	4,505
Accrued liabilities	8,285	6,027
Current portion of long term debt	217	169
Current liabilities to be distributed to shareholders	$10,801	$11,281
Long term debt	$71	$ 13
Other liabilities	4,521	4,078
Minority interest	3,193	2,199
Non-current liabilities and minority interest to be distributed to shareholders	$7,785	$6,290

The report of Ernst & Young LLP, Morgan's independent auditors, with respect to its financial statements as of December 31, 2001 and 2000, and for each of the three years ended in the period ended December 31, 2001, contains an explanatory paragraph which expresses substantial doubt as to Morgan's ability to continue as a going concern.

3. Acquisitions and Dispositions

Acquisitions

On July 16, 1999, Lynch Telephone Corporation IX, a subsidiary of Interactive, acquired, by merger, all of the stock of Central Scott Telephone Company for approximately $28.1 million in cash. As a result of this transaction, the Company recorded approximately $17.9 million in goodwill, which is being amortized over 25 years, through December 31, 2001 (see Note 1). The Company had agreed to pay a fee to an affiliate of the Chairman of Interactive for performance of services in connection with the acquisition. (During 2000, in settlement of the fee, the Company transferred to that firm its stock ownership in Lynch Capital Corporation. Lynch Capital Corporation is a broker dealer that recorded revenues of $6,000 and a net loss of $16,000 in 2000. The Company recorded a $61,000 pre-tax gain from this transfer in 2000.)

On June 22, 2001, Lynch Telephone Corporation X, a subsidiary of Interactive, acquired Central Utah Telephone, Inc. and its subsidiaries, and Central Telcom Services, LLC, a related entity, for approximately $6.9 million in cash and $8.7 million in notes. The Company has recorded approximately $11.7 million of goodwill, which is being amortized over 25 years, through December 31, 2001 (see Note 1).

The above acquisitions were accounted for as purchases, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values on the dates of acquisition. The operating results of the acquired companies are included in the Statements of Operations from their respective acquisition dates.

The following unaudited consolidated pro forma information shows the results of the Company's operations presented as if the Central Scott and Central Utah acquisitions and the distribution of Morgan were made at the beginning of 1999. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the transactions been made at these dates nor is it necessarily indicative of future results of operations.

	Years Ended December 31,		
	1999	2000	2001
Sales	$66,342	$71,705	$82,129
Income (loss) from continuing operations before extraordinary item	$(9,626)	$5,361	$2,491
Net income (loss)	(9,786)	5,361	2,491
Basic and diluted earnings per share:			
Net income (loss)	$(3.47)	$1.90	$0.88

4. Wireless Communications Services

Interactive, through limited partnerships, participated in the auctions conducted by the Federal Communications Commission ("FCC") for 30 megahertz and 10 megahertz of broadband spectrum to be used for personal communications services, the "C-Block" and "F-Block" auctions, respectively. These two auctions, which were part of six auctions conducted by the FCC for a total 90-megahertz of spectrum, were specially designated by the FCC to encourage small businesses to participate in the wireless telecommunications industry, so-called "entrepreneurial blocks." To effectuate this, the FCC provided certain qualifying bidders a 25% bidding credit to be used during the auction as well as long-term financing for a substantial portion of the cost of the licenses acquired. The licenses represent the right to provide wireless communications services to territorial areas of the United States. The licensee must construct personal communication service networks that provide adequate service to at lease one-quarter of the population in the related personal communications service market, or make a showing of substantial service in a licensed area within five years of the license grant date. Failure to comply may result in the forfeiture of the license. Interactive held a 49.9% limited partnership interest in each of these partnerships and had committed to funding the government interest and certain other expenses up to a specified amount as discussed below.

In the C-Block auction, which ended in May 1996, a subsidiary was a limited partner in Fortunet Communications, L.P. ("Fortunet"), which acquired 31 licenses at a net cost, after the bidding credit, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses. A subsidiary had agreements to provide a total of $41.8 million of funding to such partnership, of which $21.6 million was funded through December 31, 1998. For accounting purposes, all cost and expenses, including interest expense, associated with the licenses were being capitalized until service is provided. The Company ceased capitalizing interest in this investment on January 1, 1999. Events during and subsequent to the auction, as well as other externally driven technological and market forces, made financing the development of C-Block licenses through the capital markets much more difficult than previously anticipated. Fortunet, as well as many of the license holders from this auction, petitioned the FCC for certain forms of financial and ownership structure relief. The response from the FCC, which was announced in September 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payments, which had been suspended in 1997. The ramifications of choosing the other three courses of action could have resulted in Lynch Interactive ultimately forfeiting either 30%, 50%, or 100% of its investment in these licenses. During 1997, Lynch Interactive provided a reserve on its investment in Fortunet of $7.0 million, representing 30% of its investment, Lynch's management's estimate of its impairment at the time. On June 8, 1998, Fortunet elected to apply its eligible credits relating to its original deposit to the purchase of three licenses for 15 MHZ of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet returned all the remaining licenses and forfeited 30% of its original deposit in full satisfaction of the government debt. Accordingly, Fortunet is currently the licensee for 15 MHZ of spectrum in the three Florida markets covering a population ("POP") of approximately 785,000 (based on 1999 census data) at a net cost at auction of $20.09 per POP. On April 15, 1999, the Federal Communications Commission completed a reauction of all the "C-Block" licenses that were returned to it subsequent to the original auction, including the 15MHz licenses that Fortunet returned on June 8, 1998, in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. In that reauction, the successful bidders paid a total of $2.7 million for the three licenses as compared to the $18.8 million carrying amount of Interactive's investment in Fortunet at December 31, 1998. Accordingly, in the quarter ended March 31, 1999, Interactive recorded a reserve of $15.4 million to write down its investment in Fortunet to reflect the amount bid for similar licenses in the reauction, plus an additional $0.7 million of capitalized expenses and interest, with a carrying value of $3.4 million at December 31, 1999. In February 2001, Fortunet converted from a partnership to a corporation with Interactive receiving 49.9% of the common stock. It also changed its name to Sunshine PCS Corporation. On February 22, 2001, Lynch Interactive spun-off its common stock of Sunshine to its shareholders. Prior to the conversion, Interactive contributed a portion of the debt owned to it as a contribution to capital and restructured the terms of the remaining debt. The face value of the restructured debt is $16.1 million and the carrying value is $3.4 million at December 31, 2000 and 2001. In addition, in exchange for a cash infusion of $250,000, Lynch Interactive acquired (1) 10,000 shares of preferred stock in Sunshine with an aggregate liquidation preference of $10.0 million and

(2) warrants to purchase 4,500,000 shares of Sunshine Class A common stock at $0.75 per share and 235,294 shares of Sunshine common stock which are currently held in escrow (see Note 6). At the time, Interactive's obligation to make further loans was terminated. Subsequent to December 31, 2001, Interactive advanced $550,000 to Sunshine. It will be used to buy additional shares of Sunshine or be returned to the Company. In February 2002, Sunshine issued rights to its shareholders to purchase up to 1,531,593 shares of its Class A Common Stock at a price of 1.00 per share. To date, Interactive has subscribed for 58,824 shares of Class A Common Stock by exercising its rights in respect of 235,294 shares of Sunshine, which Interactive holds in escrow.

During 2000, Interactive invested in four limited liability companies, which participated in four separate auctions. In the paging auction, Betapage Communications, L.L.C. acquired 24 licenses at a net cost of $77,000; Interactive owns 49.9% of Betapage's equity. In the 39 MHz auction, PTPMS Communications, L.L.C. acquired 22 licenses for a net cost of $1.5 million; Interactive has loans to PTPMS of $1.4 million and owns 49.9% of PTPMS equity. In the Guard Band auction, PTPMS II Communications, L.L.C. acquired three licenses at a net cost of $6.3 million; Interactive has loans to PTPMS II of $6.1 million, $5.0 million of which was funded in the first quarter of 2001, and owns 49.9% of PTPMS II equity. In the C&F Block PCS Reauction, which ended on January 26, 2001, Theta Communications, LLC acquired one license at a net cost of $4.0 million. The license has not yet been awarded, and, as required under Federal Communications Commission rules, Theta has 20% of the cost of the license on deposit. During the year ended December 31, 2001, $5.0 million of loans from Interactive to Theta were returned. Lynch Interactive owns 10% of Theta and has committed to fund a portion of the remaining license cost. An affiliate of Interactive also has invested in Theta.

On February 25, 2000, Omnipoint Incorporated acquired, through a merger, all of the outstanding shares of East/West Communications, Inc. At the time of the merger, the Registrant held a redeemable preferred stock of East/West Communications, Inc. with a liquidation value of $8.7 million, including payment in kind of dividends to date. In accordance with its terms, the preferred stock was redeemed at its liquidation value and as a result, Interactive recorded a pre-tax gain of $4.2 million in the first quarter of 2000.

During the third quarter of 2001, the Company recorded an administration fee of $2.8 million for services provided to an entity, in which an affiliate of the Chairman of the Company has a minority investment in a Federal Communications Commission conducted auction for spectrum to be used for the provision of personal communications services. The auction was conducted in 1999 and the fee was based on the entity's realization of the licenses acquired. This fee is included in the "Sales and Revenues" in the Consolidated Statement of Operations.

There are many risks relating to PCS and other FCC wireless licenses including, without limitation, the high cost of PCS and certain other licenses, the fact that it involves start-up businesses, raising the substantial funds required to pay for the licenses and the build out, determining the best way to develop the licenses and which technology to utilize, the small size and limited resources of companies compared to other potential competitors, existing and changing regulatory requirements, additional auctions of wireless telecommunications spectrum and actually building out and operating new businesses profitably in a highly competitive environment (including already established cellular telephone operators and other new PCS licensees). There can be no assurance that any licenses granted to Sunshine, or other entities in which subsidiaries of Interactive have interests, can be successfully sold or financed or developed, thereby allowing Interactive's subsidiaries to recover their debt and equity investments.

5. Investments in Affiliated Companies

Lynch Entertainment, L.L.C. ("LENCO"), a wholly owned subsidiary of the Company, has a 20% investment in Coronet Communications Company ("Coronet"), which operates television station WHBF-TV, a CBS affiliate in Rock Island, Illinois. Lynch Entertainment Corporation II ("LENCO II"), a wholly owned subsidiary of the Company, has a 49% investment in Capital Communications Company, Inc. ("Capital"), which operates television station WOI-TV, an ABC affiliate in Des Moines, Iowa.

At December 31, 2000 and 2001, LENCO's investment in Coronet was carried at a negative $867,000 and a negative $946,000, respectively, due to LENCO's guarantee of $3.8 million of Coronet's third party debt. Long-term debt of Coronet, at December 31, 2001, totaled $10.6 million due to a third party lender which is due quarterly through December 31, 2005.

At December 31, 2000 and 2001, LENCO II's investment in Capital is carried at zero as its share of net losses recognized to date have exceeded its net investment. LENCO II also owns $10,000 of Preferred Stock B of Capital, which is convertible at any time into the Common Stock of Capital in a sufficient amount to bring LENCO II's ownership to 50%.

Subsidiaries of Lynch Telephone Corporation own minority positions in three partnerships providing cellular service to three Rural Service Areas ("RSAs") in New Mexico. Adjusting for the minority positions in non wholly-owned and wholly-owned subsidiaries, Lynch Telephone Corporation's net equity interest in the three RSA's is as follows: RSA #1 – 20.8%, RSA #3 – 21.1%, and RSA #5 – 17.0%. Lynch Telephone Corporation's net investment in these partnerships is $1.8 million at December 31, 2000 and $2.6 million at December 31, 2001. In January 2002, the Company sold its interest in RSA #1 for $5.5 million, and expects to record a pre-tax gain of approximately $4.9 million in the first quarter of 2002.

Undistributed earnings of companies accounted for using the equity method that are included in consolidated retained earnings are $.5 million and $1.0 million at December 31, 2000 and 2001, respectively.

Summarized financial information for companies accounted for by the equity method is as follows:

	Consolidated Information		
	1999(a)	2000(a)	2001
		(In Thousands)	
Current assets	$ 9,176	$10,955	$11,139
Property, plant & equipment, intangibles & other	26,072	41,899	44,606
Total Assets	35,248	52,854	55,745
Current liabilities	7,904	6,651	5,720
Long term liabilities	24,507	36,628	36,641
Minority interest	1,211	1,819	3,024
Equity	1,626	7,755	10,359
Total liabilities & equity	35,248	52,854	55,745
Revenues	27,344	37,442	39,837
Gross profit	10,429	11,306	18,636
Net income	4,399	4,679	4,712

(a) Prior years have been restated to conform with current year presentation.

6. Notes Payable and Long-term Debt

Long-term debt represents borrowings by specific entities, which are subsidiaries of Interactive.

	December 31,	
	2000	2001
	(In Thousands)	
Long-term debt consists of (all interest rates are at December 31, 2001):		
Rural Electrification Administration (REA) and Rural Telephone Bank (RTB) notes payable in equal quarterly installments through 2027 at fixed interest rates ranging from 2% to 7.5% (4.9% weighted average), secured by assets of the telephone companies of $148 million	$52,188	$55,499
Bank credit facilities utilized by certain telephone and telephone holding companies through 2016, $33.4 million at fixed interest rates averaging 7.9% and $53.7 million at variable interest rates averaging 5.0%	54,799	87,127
Unsecured notes issued in connection with acquisitions through 2008, all at fixed interest rates averaging 10%	27,259	34,512
Convertible subordinated note due in December, 2004 at fixed interest rate of 6%	25,000	10,000
Other	3,058	6,064
	162,304	193,202
Current maturities	(12,365)	(28,126)
	$149,939	$165,076

REA debt of $10.8 million bearing interest at 2% has been reduced by a purchase price allocation of $1.9 million reflecting an imputed interest rate of 5%. Unsecured notes issued in connection with the telephone company acquisitions are predominantly held by members of management of the telephone operating companies.

The parent company of Interactive maintains a $10.0 million short-term line of credit facility, which expires in August 2002. There were no borrowings under this line at December 31, 2000 and $7.6 million was outstanding at December 31, 2001. Management expects that such line will be renewed by its expiration date although there are no assurances that this will be accomplished. In such an event, the company has other financing alternatives to continue its operations.

In general, the long-term debt facilities are secured by substantially all of the Company's property, plant and equipment, receivables and common stock of certain subsidiaries and contain certain covenants restricting distributions to Lynch Interactive. At December 31, 2000 and 2001, substantially all the subsidiaries' net assets are restricted.

On December 12, 1999, Interactive completed the private placement of a $25 million 6% five-year unsecured, convertible subordinated note, convertible into Interactive common stock at $42.50 per share, (adjusted for subsequent 2 for 1 stock split). At that time, to assist the Company with the private placement to Cascade Investment LLC ("Cascade"), the Chairman and CEO of the Company, agreed to give the acquirer of the note, a one-time option to sell the note to him at 105% of the principal amount thereof. The exercise period was from November 15, 2000 to December 1, 2000. Under generally accepted accounting principles relating to significant shareholders, during 2000, Interactive recorded $1.25 million in interest expense to recognize the 5% premium incorporated in the option to sell. This option to sell is secured by a bank letter of credit, which is secured by the Chairman's escrow of securities. The Company agreed to reimburse the Chairman for the cost of the letter of credit (approximately $160,000) plus his counsel fees in connection with the option to sell agreement and obtaining the letter of credit.

In January 2001, the above option to sell agreement was amended. As amended, Cascade had the right to sell up to $15 million of the note back to the Chairman at any time prior to January 31, 2001 and the right to sell the remaining $10 million of the notes between November 15 and December 1, 2002. The option to sell is at 105% of principal amount sold plus accrued and unpaid interest. As a condition to modifying and extending the option to sell, the Company entered into an agreement with its Chairman whereby it will pay for and acquire, on the same terms and conditions, any portion of the note sold by Cascade under this option. During January 2001, Cascade exercised this option with regard to the $15 million of the notes and on February 14, 2001, the Company paid $15.9 million to Cascade, including 5% premium plus accrued and unpaid interest in exchange for $15.0 of the note held by Cascade.

The option to sell the remaining $10 million is secured by a collateralized letter of credit in which a portion of the collateral is provided by an affiliate of the Chairman. The company has agreed to pay all legal fees, letter of credit fees and a 10% per annum collateral fee on the amount of collateral provided, which at December 31, 2001 was valued at $3.0 million. The Company expensed $0.2 million and $0.8 million in 2000 and 2001 relating to this agreement. Amounts payable at December 31, 2000 and 2001 were $0 and $0.3 million, respectively. The Company can replace the collateral at any time and the fees would be eliminated thereafter. As of December 31, 2001, the company has replaced $7.5 million of the escrow collateral securing the above noted letter of credit by segregating $7.5 million of U.S. Treasury Bills in a separate account and pledging this account to the issuers of the letter of credit. Subsequent to December 31, 2001, the remaining collateral of $3.0 million was replaced by the Company. The remaining balance of the convertible subordinated note is classified as current at December 31, 2001 as the holder has the ability to demand payment of such amount, plus the $.5 million premium, prior to December 31, 2002. Management is currently unaware of Cascade's intention with regard to their potential exercise of the option to sell the $10 million but because the decision is beyond the control of Interactive, the debt has been classified as current in the accompanying balance sheet.

On January 31, 2001, a subsidiary of the Company borrowed $27.0 million on a long-term basis, secured by the stock of Western New Mexico Telephone Company. $15.9 million of the proceeds were used to acquire the Convertible Note of the Company owned by Cascade. The loan is to be repaid in equal monthly installments over twelve years beginning in April 2001, bearing interest at either the bank's prime rate or LIBOR plus 2.5%, or at the Company's option, it can be fixed for its term. The stock of Western New Mexico Telephone Company had previously been used to secure the acquisition facility, the balance of which was $7.9 million prior to repayment in December 2000.

As of December 31, 2001, a subsidiary of the Company was in default of a term loan totaling $4.8 million. The subsidiary is currently restructuring their facility and management expects to have a new facility in place with the current lender by April 2002. If such is not accomplished, Interactive expects to be able to refinance the subsidiary as well as other subsidiaries to generate the funds necessary to repay the current lender.

The Company has a need for resources primarily to fund future long-term growth initiatives. The Company considers various alternative long-term financing sources: debt, equity, or sale of an investment asset. While management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

Cash payments for interest were $10.6 million, $11.6 million and $14.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Aggregate principal maturities of long-term debt at December 31, 2001 for each of the next five years are as follows: 2002--$28.1 million, 2003--$17.8 million, 2004--$26.7 million, 2005--$11.0 million and 2006--$32.7 million.

7. CLR Video, L.L.C.

At December 31, 2000, the Company owned a 60% interest in CLR Video, L.L.C., a provider of cable television services in northeast Kansas. In conjunction with two pending lawsuits, CLR distributed certain of its assets to the holders of the remaining 40% interest in exchange for their interest in CLR and cash.

8. Related Party Transactions

Interactive leases its corporate headquarters for an annual payment of $70,000 including utilities with an affiliate of its Chairman and Chief Executive Officer. In addition, expenses relating to administrative support, transportation, and communications (approximately $75,000, $124,000 and $104,000 for the years ended December 31, 1999, 2000 and 2001, respectively) are paid to an affiliate of its Chairman and Chief Executive Officer. See Notes 1, 4 and 6 for additional references to related party transactions.

9. Shareholder's Equity

Subsequent to the spin-off by Lynch, the Board of Directors of Lynch Interactive authorized the purchase of up to 100,000 shares of its common stock. Through December 31, 2001, 4,900 shares have been purchased at an average cost of $49.03 per share. Subsequent to year-end, the Company has purchased an additional 5,300 shares at an average cost of $42.98 per share.

A two-for-one stock split was affected through a distribution to its shareholders of one share of Registrant's Common Stock for each share of Common Stock owned. The record date was August 28, 2000 with a distribution date of September 11, 2000. All shares and per share amounts have been adjusted to reflect the split.

10. Income Taxes

Lynch Corporation filed consolidated federal and state income tax returns, which included all eligible subsidiaries, including Interactive through the date of the spin-off. The provisions (benefits) for income taxes in the statements of operations for all periods presented prior to the spin-off have been computed assuming Interactive was filed on a separate company basis. All income tax payments during the period were made by Interactive through Lynch. Effective September 1, 1999, the results of Interactive were no longer included in the consolidated federal and state income tax returns of Lynch Corporation. At that date, Interactive began filing separate returns with the governing authorities.

Deferred income taxes for 2000 and 2001 are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Cumulative temporary differences at December 31, 2000 and 2001 are as follows:

	Dec. 31, 2000 Deferred Tax		Dec. 31, 2001 Deferred Tax	
	Asset	Liability	Asset	Liability
	(In Thousands)			
Fixed assets revalued under purchase accounting and tax over book depreciation	$ --	$6,279	$ --	$7,283
Discount on long-term debt	--	826	--	734
Basis difference in subsidiary and affiliate stock	--	2,568	--	2,499
Unrealized gains on marketable securities	--	1,869	--	2,153
Partnership tax losses in excess of book losses	--	(4,547)	--	(4,547)
Other reserves and accruals	--	1,057	--	393
Other	--	295	--	--
Total deferred income taxes	$ 0	$8,347	$ 0	$8,515

The provision (benefit) for income taxes before extraordinary item is summarized as follows:

	1999	2000	2001
	(In Thousands)		
Current payable taxes:			
Federal	$2,067	$5,728	$3,438
State and local	681	1,344	740
	2,748	7,072	4,178
Deferred taxes:			
Federal	(5,381)	(1,891)	(671)
State and local	155	(210)	(53)
	(5,226)	(2,101)	(724)
	$(2,478)	$4,971	$3,454

A reconciliation of the provision (benefit) for income taxes before extraordinary item and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest, and extraordinary item follows:

	1999	2000	2001
	(In Thousands)		
Tax at statutory rate	$(3,685)	$3,673	$2,261
Increases (decreases):			
State and local taxes, net of federal benefit	522	779	453
Amortization of non-deductible goodwill	556	880	596
Other	129	(361)	144
	$(2,478)	$4,971	$3,454

Net cash payments for income taxes were $3.0 million, $4.9 million and $4.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

11. Accumulated Other Comprehensive Income

Balances of accumulated other comprehensive income, net of tax, which consists of unrealized gains (losses) on available for sale of securities at December 31, 2000 and 2001 are as follows (in thousands):

	Unrealized Gain (Loss)	Tax Effect	Net
Balance at December 31, 2000	$2,576	$(1,081)	$1,495
Reclassification adjustment	2,994	(1,259)	1,735
Change in unrealized gains (losses), net	(2,971)	1,283	(1,688)
Balance at December 31, 2001	$2,599	$(1,057)	$1,542

As of March 21, 2002, accumulated other comprehensive income, net of tax, declined to $1,086,000.

12. Employee Benefit Plans

Interactive maintains several defined contribution plans at its telephone subsidiaries and corporate office. Interactive's contributions under these plans, which vary by subsidiary, are based primarily on the financial performance of the business units and employee compensation. Total expense of these plans for the years ended December 31, 1999, 2000 and 2001 was $0.7 million, $0.9 million and $0.9 million, respectively.

At the Registrant's Annual Meeting on May 11, 2000, the shareholders approved a Principal Executive Bonus Plan. No amounts were recognized under this program for the years ended December 31, 2000 and 2001.

In addition, three of the Company's telephone subsidiaries participate in a multi-employer defined benefit plan, which is administrated by a telephone industry association. Under this plan accumulated benefits and plan assets are not determined or allocated separately by individual employees. Accordingly, such data is not currently available. Total expenses of these plans were $0.1 million for each of the three years in the period ended December 31, 2001.

13. Commitments and Contingencies

Interactive has pending claims incurred in the normal course of business. Management believes that the ultimate resolution of these claims will not have a material adverse effect on the combined liquidity, financial position or operations of Lynch Interactive.

The Company leases certain land, buildings computer equipment, computer software, and network services equipment under non-cancelable operating leases that expire in various years through 2006. Certain leases have renewal options and escalation clauses. Rental expense under operating leases was $0.2 million, $0.4 million and $0.3 million for years ended December 31, 1999, 2000 and 2001, respectively. The table below shows minimum lease payments due under non-cancelable operating leases at December 31, 2001. Such payments total approximately $1.0 million.

	Years Ended December 31,				
	2002	2003	2004	2005	2006
Operating leases	$326,000	$216,000	$184,000	$145,000	$98,000

Interactive is a party to ordinary routine litigation incidental to its business. Based on information currently available, Interactive believes that none of this ordinary routine litigation, either individually or in the aggregate, will have a material effect on its business.

Additionally, Interactive and several other parties, including the Company's Chief Executive Officer, and Fortunet Communications, L.P., which was Sunshine PCS Corporation's predecessor-in-interest, have been named as defendants in a lawsuit brought under the so-called "qui tam" provisions of the federal False Claims Act in the United States District Court for the District of Columbia. Although the complaint was filed under seal with the court on February 14, 2001, and the seal was lifted on January 11, 2002, the defendants have yet to be formally served with the complaint. Under the False Claims Act, a private plaintiff, termed a "relator," may file a civil action on the U.S. government's behalf against another party for violation of the statute. In return, the relator receives a statutory bounty from the government's litigation proceeds if he is successful.

The relator is this lawsuit is R.C. Taylor III, who is allegedly an attorney specializing in telecommunications law. The main allegation in the case is that the defendants participated in the creation of "sham" bidding entities that allegedly defrauded the federal Treasury by improperly participating in certain Federal Communications Commission spectrum auctions restricted to small businesses, as well as obtaining bidding credits in other spectrum auctions allocated to "small" and "very small" businesses. The lawsuit seeks to recover an unspecified amount of damages, which would be subject to mandatory trebling under the statute.

Interactive strongly believes that this lawsuit is completely without merit, and intends to defend the suit vigorously. The U.S. Department of Justice has notified the court that it has declined to intervene in the case. Nevertheless, we cannot predict the ultimate outcome of the litigation, nor can we predict the effect that the lawsuit or its outcome will have on our business or plan of operation.

14. Segment Information

As a result of the decision to spin off its investment in Morgan (see Note 2), the Company is engaged in one business segment: multimedia. All businesses are located domestically, and substantially all revenues are domestic. The Company's operations include local telephone companies, a cable TV company, investment in PCS entities and investment in two network-affiliated television stations. The Company's primary operations are located in the states of Iowa, Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota, Utah, and Wisconsin. 75% of the Company's telephone customers are residential. The remaining customers are businesses.

EBITDA (before corporate allocation) is equal to operating profit before interest, taxes, depreciation, amortization and allocated corporate expenses. EBITDA is presented because it is a widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating income or cash flows from operating activities in accordance with accounting principles generally accepted in the United States.

Operating profit is equal to revenues less operating expenses, including unallocated general corporate expenses, and excluding interest and income taxes. The Company allocates a portion of its general corporate expenses to its operating segment. Such allocation was $1.2 million, $1.3 million and $1.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. Identifiable assets of the operating segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.

	Years Ended December 31,		
	1999	2000	2001
		(In thousands)	
Sales and revenues	$ 59,011	$ 66,983	$ 79,352
EBITDA (before corporate allocation)			
Operations	$ 31,443	$ 34,699	41,274
Unallocated corporate expense	(5,113)	(3,671)	(3,006)
Consolidated total	$ 26,330	$ 31,028	$ 38,268
Operating Profit			
Operations	$ 16,057	$ 17,531	$ 21,534
Corporate expense, net	(3,758)	(2,200)	(1,549)
Consolidated total	$ 12,299	$ 15,331	$ 19,985
Depreciation and amortization			
Operations	$ 14,115	$ 15,781	$ 18,268
General corporate	16	16	15
Consolidated total	$ 14,131	$ 15,797	$ 18,283
Capital expenditures			
Operations	$ 11,742	$ 17,196	$ 20,524
General corporate	--	12	9
Consolidated total	$ 11,742	$ 17,208	$20,533
Total assets (excludes total assets of Morgan Group Holding Co. of $32,264, $22,668 and $22,998, respectively)			
Operations	$211,622	$211,562	$247,034
General corporate	10,083	6,180	9,316
Consolidated total	$221,705	$217,742	$256,350
Operating profit for reportable segments	$ 12,299	$ 15,331	$ 19,985
Other profit or loss:			
Investment income	2,013	3,260	2,862
Interest expense	(10,802)	(13,568)	(13,936)
Equity in earnings of affiliated companies	1,057	1,669	932
Reserve for impairment of investment in PCS license holders	(15,406)	--	--
Gain on sales of subsidiary and affiliate stock and other assets	--	4,187	--
Impairment of Spinnaker Industries, Inc.	--	--	(3,194)
Income (loss) before income taxes, minority interest and extraordinary item and operations of Morgan	$ (10,839)	$10,879	$6,649

15. Quarterly Results of Operations (Unaudited)

	2001-Three Months Ended (a)			
	March 31	June 30	September 30(d)	December 31(f)
	(In thousands, except per share amounts)			
Sales and revenues	$17,209	$17,451	$23,934	$20,758
Operating profit	3,649	4,230	8,365	3,741
Income (loss) from continuing operations (e)	610	971	1,785	(832)
Basic and diluted earnings per share (b):				
Income (loss) from continuing operations (e)	$0.22	$0.34	$0.63	$(0.30)

	2000-Three Months Ended (a)			
	March 31(c)	June 30	September 30	December 31
	(In thousands, except for per share amounts)			
Sales and revenues	$15,571	$16,019	$17,899	$17,494
Operating profit	3,736	3,650	4,702	3,243
Income (loss) from continuing operations (e)	2,622	904	933	572
Basic and diluted earnings per share (b):				
Income (loss) from continuing operations (e)	$0.93	$0.32	$0.33	$0.20

(a) Quarterly results for the periods March 31, 2001, June 30, 2001, and all periods in 2000 have been restated to reflect the spin off of Morgan.
(b) Earnings per share for all periods are adjusted to reflect two-for-one stock split on record date of August 28, 2000.
(c) The three months ended March 31, 2000, includes a $2.5 million net gain on redemption on East/West Communications, Inc. preferred stock.
(d) The three months ended September 30, 2001, includes a $2.8 million administrative fee revenue for services rendered to an affiliated entity in an FCC auction for spectrum in 1999 and a $1.3 million impairment write down in the carrying value of Spinnaker stock (see Note 1).
(e) Reflects income before extraordinary item and operations of Morgan.
(f) The three months ended December 31, 2001, includes a $1.9 million impairment write down in the carrying value of Spinnaker stock (see Note 1).

16. Earnings (Loss) Per Share

For the period through the September 1999 spin-off from Lynch Corporation, the following table sets forth the computation of pro forma basic and diluted earnings (loss) per share before extraordinary item. Pro forma earnings (loss) per share for these periods are calculated assuming that the shares outstanding for 1999 are the same as the shares outstanding for Lynch Corporation. Subsequent to September 1999, basic and dilutive earnings per share are based on the average weighted number of shares outstanding.

On December 13, 1999, Lynch Interactive issued a $25 million 6% convertible promissory note, which was convertible into 588,235 shares of the Company's common stock. Such securities were excluded for the calculation of diluted earnings (loss) per share in 1999 and 2000 as assuming conversion would be anti-dilutive. In January 2001, $15 million of the note was repaid. The resulting $10 million convertible note is convertible into 235, 294 shares of the Company's common stock. Such securities were excluded for the calculation of dilutive earnings (loss) per share in 2001, since assuming conversion would be anti-dilutive.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
LYNCH INTERACTIVE CORPORATION
CONDENSED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	1999	2000	2001
	(In Thousands)		
Interest, Dividends & Gains on Sale of Marketable Securities	$ 86	$ 278	$891
Interest & Other Income from Securities	49	280	313
TOTAL INCOME	135	558	1,204
Cost and Expenses:			
Unallocated Corporate Administrative Expense	3,414	2,248	1,549
Interest Expense	2,134	4,115	4,612
TOTAL COST AND EXPENSES	5,548	6,363	6,161
LOSS BEFORE INCOME TAXES AND EQUITY IN INCOME (LOSS) OF SUBSIDIARIES	(5,413)	(5,805)	(4,957)
Income Tax Benefit	1,840	1,974	1,685
Equity in Income (Loss) of Subsidiaries	(5,634)	8,862	5,806
Loss from operations of Morgan – Net	(9)	(2,666)	(1,386)
NET INCOME	$(9,216)	$2,365	$1,148

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE A – BASIS OF PRESENTATION

In the parent company's financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries.

NOTE B – DIVIDENDS FROM SUBSIDIARIES

No dividends were received from subsidiaries in any period.

NOTE C – LONG-TERM DEBT

Lynch Interactive Corporation ("Interactive") was spun-off from Lynch Corporation on September 1, 1999. Interactive has a note payable to a subsidiary with a principal amount of $9.2 million at a fixed interest rate of 6% per annum, due in 2003. The note is convertible at the subsidiary's option into common stock of Lynch Corporation (1 share) and Interactive (2 shares) with a combined exercise price of $120 per share.

NOTE D – SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR ADDITIONAL INFORMATION.

NOTE E – PRIOR REPORTING PERIODS ARE RECLASSED TO CONFORM WITH CURRENT YEAR REPORTING PRESENTATIONS

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
LYNCH INTERACTIVE CORPORATION
CONDENSED BALANCE SHEETS

	Years Ended December 31,	
	2000	2001
	(In Thousands)	
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 2,451	$ 7,631
Deferred Income Taxes	804	85
Other current assets	444	158
	3,699	7,874
OFFICE EQUIPMENT (Net)	31	24
OTHER ASSETS (Principally Investment in and Advances to Subsidiaries)	71,682	84,543
TOTAL ASSETS	$75,412	$92,441
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	$ 5,910	$21,778
LONG TERM DEBT	41,437	44,100
DEFERRED INCOME TAX LIABILITIES	2,453	--
DEFERRED CREDITS	2,213	2,046
TOTAL SHAREHOLDERS' EQUITY	23,399	24,517
Total Liabilities and Shareholders' Equity	$75,412	$92,441

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
LYNCH INTERACTIVE CORPORATION
CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	1999	2000	2001
	(In Thousands)		
Cash Provided by (Used In) Operating Activities	$ 639	$1,355	$(3,924)
INVESTING ACTIVITIES:			
Investment and Advances to Brighton Communications	(5,858)	843	(12,861)
Proceeds from sale of securities	--	--	1,679
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5,858)	843	(11,182)
FINANCING ACTIVITIES:			
Net Borrowings Under:			
Lines of Credit	(15,150)	--	7,700
Issuance of Long Term Debt	25,000	171	27,784
Repayment of Long Term Debt	--	--	(15,121)
Advances (To) From Lynch Corporation	(1,980)	--	--
Purchase of Treasury Stock	--	--	(88)
Other	(18)	(132)	11
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	7,852	39	20,286
TOTAL INCREASE (DECREASE) CASH AND CASH EQUIVALENTS	2,633	(473)	5,180
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	291	2,924	2,451
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,924	$ 2,451	$ 7,631

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

LYNCH INTERACTIVE CORPORATION
YEARS ENDED DECEMBER 31, 1999, 2000, AND 2001

COLUMN A	COLUMN B	COLUMN C - ADDITIONS		COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS DESCRIBE	DEDUCTIONS DESCRIBE	BALANCE AT END OF PERIOD
Year Ended December 31, 2001 Allowance for Uncollectible Accounts	$155,000	$276,000	$22,000(B)	$29,000(A)	$424,000
Year Ended December 31, 2000 Allowance for Uncollectible Accounts	$102,000	$123,000	$ 0	$70,000(A)	$155,000
Year Ended December 31, 1999 Allowance for Uncollectible Accounts	$112,000	$55,000	$ 0	$65,000(A)	$102,000

(A) UNCOLLECTIBLE ACCOUNTS WRITTEN OFF ARE NET OF RECOVERIES.
(B) BEGINNING BALANCE OF ACQUIRED SUBSIDIARY

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYNCH INTERACTIVE CORPORATION

By:s/ROBERT E. DOLAN
ROBERT E. DOLAN
Chief Financial Officer (Principal
Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
* MARIO J. GABELLI MARIO J. GABELLI	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 27, 2002
* PAUL J. EVANSON PAUL J. EVANSON	Director	March 27, 2002
* JOHN C. FERRARA JOHN C. FERRARA	Director	March 27, 2002
* DANIEL R. LEE DANIEL R. LEE	Director	March 27, 2002
* DAVID C. MITCHELL DAVID C. MITCHELL	Director	March 27, 2002
* SALVATORE MUOIO SALVATORE MUOIO	Director	March 27, 2002
* RALPH R. PAPITTO RALPH R. PAPITTO	Director	March 27, 2002
* VINCENT TESE VINCENT TESE	Director	March 27, 2002
s/ROBERT E. DOLAN ROBERT E. DOLAN	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2002

*s/ROBERT E. DOLAN
ROBERT E. DOLAN
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
2		Separation Agreement**
3.1		Amended and Restated Certificate of Incorporation of Interactive**
3.2		By-laws of Interactive**
4.1		Specimen Common Share Certificate**
4.2		Amended and Restated Certificate of Incorporation of Interactive (filed as Exhibit 3.1 hereto)
4.3		By-laws of Interactive as amended (filed as Exhibit 3.2 hereto)
4.4		Mortgage, Security Agreement and Financing Statement among Haviland Telephone Company, Inc., the United States of America and the Rural Telephone Bank.**
4.5		Restated Mortgage, Security Agreement and Financing Statement between Western New Mexico Telephone Company, Inc. and the United States of America.**
4.6	(i)	Note Purchase Agreement dated as of December 19, 1999, between Registrant and Cascade Investment LLC ("Cascade").+++
4.6	(ii)	Convertible Promissory Note dated December 10, 1999.+++
4.6	(iii)	Registration Rights Agreement dated as of December 10, 1999, between Registrant and Cascade.+++
4.6	(iv)	Agreement between Registrant and Mario J. Gabelli dated as of December 26, 2000 (incorporated by reference to Exhibit 10(a) to Registrant's Form 8-K dated January 16, 2001).
10	(a)	Partnership Agreement dated March 11, 1987, between Lombardo Communications, Inc. and Lynch Entertainment Corporation (incorporated by reference to Exhibit 10(e) of the Lynch Corporation ("Lynch")'s Annual Report on Form 10-K for the year ended December 31, 1987).
*(10)	(b)	Lynch Corporation 401(k) Savings Plan (incorporated by reference to Exhibit 10(b) to Lynch Corporation's Form 10-K for the year ended December 31, 1995).
10	(c)	Shareholders Agreement among Capital Communications Company, Inc., Lombardo Communications, Inc. and Lynch Entertainment Corporation II (incorporated by reference to Exhibit 10 of Lynch's Form 8-K, dated March 14, 1994).
10	(d)(i)	Loan Agreement, dated as of November 6, 1995, between Lynch PCS Corporation A and Aer Force Communications L.P. (now Fortunet Wireless, L.P.) (plus four similar loan agreements with Fortunet Wireless, L.P.) (incorporated by reference to Exhibit 10(w) to Lynch's Form 10-K for the year ended December 31, 1995.

10	(d)(ii)	Amendment No. 1 to the Loan Agreement, dated as of November 6, 1995, referred to in 10(d)(i) incorporated by reference to Exhibit 10(a) to Lynch's Form 10-Q for quarter ended March 31, 1996).
10	(e)(i)	Letter Agreement, dated as of August 12, 1996, between Rivgam Communicators, L.L.P. and Lynch PCS Corporation G (incorporated by reference to Exhibit 10(u)(ii) to Lynch's Form 10-K for the year ended December 31, 1996).
10	(f)(ii)	Letter Agreement dated as of December 16, 1998, between Rivgam Communicators, L.L.P. and Lynch PCS Corporation G (incorporated by reference in Exhibit 10(u)(iv) to Lynch's Form 10-K for the year ended December 31, 1998).
10	(f)	Letter Agreement between Lynch PCS Corporation G and Bal/Rivgam, L.L.C. (incorporated by reference to Exhibit 10(x) to Lynch's Form 10-Q for the Quarter ended September 30, 1997).
10	(g)	Letter Agreement, dated January 20, 1998, between Lynch PCS Corporation G and BCK/Rivgam, L.L.C. (incorporated by reference to Exhibit 10(y) to Lynch's Form 10-K for the year ended December 31, 1997).
*10	(h)	2000 Stock Option Plan (incorporated by reference to the Exhibit to Registrant's Proxy Statement dated April 18, 2000).
10	(i)	Lease Agreement between Lynch and Gabelli Funds, Inc. (incorporated by reference to Exhibit 10(a)(a) to Lynch's Form 10-Q for the Quarter ended March 31, 1998).
10	(j)	Letter Agreement dated November 11, 1998, between Registrant and Gabelli & Company, Inc. (incorporated by reference to Exhibit 10(c)(c) to Lynch Form 10-K for the year ended December 31, 1998).
10	(k)	Separation Agreement (filed as Exhibit 2 hereto)**
10	(l)	Agreement and Plan of Merger dated as of May 25, 1999, among Central Scott Telephone Company, Brighton Communications Corporation and Brighton Iowa Acquisition Corporation (schedules omitted) (incorporated by reference to Exhibit 10.1 to Lynch's Form 8-K dated July 16, 1999). Registrant agrees to furnish to the Securities and Exchange Commission the schedules upon receipt.
10	(m)	Principal Executive Bonus Plan.
10	(n)	Separation and Distribution Agreement, dated as of January 18, 2002, by and among Lynch Interactive Corporation, Morgan Group Holding Co. and The Morgan Group, Inc.+
10	(o)	Employment Agreement, dated as of August 1, 2001, between John Fikre and Lynch Interactive Corporation.+
21		Subsidiaries of Registrant+
24		Powers of Attorney+
99		Report of Independent Auditors - Report of Siepert & Co., L.L.P. on the financial statements of Cuba

City Telephone Exchange Company for the year ended December 31, 2000 and 2001+
- Report of Siepert & Co., L.L.P. on the financial statements of Belmont Telephone Company for the year ended December 31, 2000 and 2001+
- Report of Siepert & Co., L.L.P. on the financial statements of Lynch Michigan Telephone Holding Corporation for the year ended December 31, 2001

+	Filed with this Form 10-K
++	Filed as same Exhibit number with Form 10
**	Filed as same Exhibit number with Form 10A-1
+++	Filed as the same Exhibit number to Registrant's Form 8-K dated December 10, 1999
*	Employee compensation document

The Exhibits listed above have been filed separately with the Securities and Exchange Commission in conjunction with this Annual Report on Form 10-K or have been incorporated by reference into this Annual Report on Form 10-K. Lynch Interactive Corporation will furnish to each of its shareholders a copy of any such Exhibit for a fee equal to Lynch Interactive Corporation's cost in furnishing such Exhibit. Requests should be addressed to the Office of the Secretary, Lynch Interactive Corporation, 401 Theodore Fremd Avenue, Rye, New York 10580.

Lynch operations are RLECs that provide local wireline telephone service to rural regions in nine states: Iowa, Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota, Utah and Wisconsin. All of our operations have a local customer focus and provide a high level of service. This operating philosophy not only enhances our reputation in the eyes of the state public service commissions, but also provides us with opportunities to expand the scope of services we offer.

We believe we are in the most stable segment of the telecommunications industry. Our services are vital to the communities we serve. The lawmakers in Washington, D.C., and throughout the United States understand the critical nature of our service to the regions we serve and have provided a regulatory model that insures the provision of quality service at reasonable cost throughout the entire United States. Evelyn Jerden discusses the current regulatory environment later in this report.

The RBOCs, and others, operate under a "price cap" regulatory model for the interstate jurisdiction. Our companies are all rate-of-return carriers for the interstate jurisdiction which means that the returns are based on costs incurred and the investment necessary to provide service to rural regions. The technical infrastructure necessary to provide telecommunications services to these areas does not bring about the same level of competition that one sees in the more densely populated urban areas. Indeed, our Western New Mexico Telephone Company serves an area of approximately 15,000 square miles with 7,000 access lines.

CLECs provide alternative service offerings to the ILECs. Of course, many CLECs chose to develop in areas that they believed were the most promising markets, i.e., urban areas, and they expanded rapidly. Unfortunately, these markets were unable to support the number of CLECs that developed and many of those companies failed.

While we will expand our operations into CLEC opportunities and wireless applications, we will do so only on the basis of a conservative business model in which we can take advantage of our reputation and experience, minimize our capital at risk and obtain a positive cash flow in a short timeframe.

For the year ended December 31, 2001, Interactive's telephone operations generated $40 million of EBITDA (including the results of Central Utah Telephone, Inc. prior to our acquisition). Through the efforts of strong management at the operating level, we foresee good growth in the numbers. We also hope to complement this internal growth through acquisitions, which should bring added value to our shareholders. Private transactions for telephone companies are traditionally valued at between 8 to 10 times EBITDA. Accordingly, we continue to believe that the public market for our shares has not recognized the full private market value of our Company.

At December 31, 2001, we had cash and cash equivalents of $31 million and total debt of $204 million. In addition, below is a summary of our other assets.

OTHER INVESTMENTS

Broadcasting

Lynch Interactive owns 50% of Station WOI-TV (70th largest market), which serves Des Moines, Iowa, and a 20% interest in Station WHBF-TV (92nd largest market), which serves the Quad-Cities markets in Rock Island and Moline, Illinois, and Davenport and Bettendorf, Iowa. While these stations are currently feeling the pinch of reduced advertising from a slow-down in the economy and the effects of September 11, management is optimistic in a rebound of advertising in 2002. From a long-term perspective, we continue to believe that network affiliated broadcasters provide significant service to their communities and that Lynch Interactive will ultimately receive long-term value from its ownership in these properties.

Wireless Communications

In February 2001, Lynch Interactive spun off its 49.9% interest in Sunshine PCS Corporation to its shareholders. Sunshine holds 15 MHz C-Block PCS licenses in Tallahassee, Panama City and Ocala, Florida. In connection with a recapitalization of Sunshine prior to the spin-off, Lynch Interactive continues to have a significant economic stake in Sunshine, holding approximately $17 million of subordinated notes of Sunshine, 10,000 shares of preferred stock of Sunshine having a liquidation value of $10 million and warrants expiring in February 2006 to purchase 4,300,000 shares of Class A Common Stock of Sunshine at $0.75 per share and 235,00 shares held in escrow. In February 2002, Sunshine issued rights to its shareholders to purchase up to 1,531,593 shares of its Class A Common Stock at a price of 1.00 per share.

To date, Lynch Interactive, which owned 235,394 shares of Sunshine prior to the rights offering, has exercised its rights to purchase 58,823 shares of Class A Common Stock and we are still considering whether to exercise our accompanying over subscription privilege.

In August 2001, Sunshine met the FCC requirement that it provide service coverage to at least one-quarter of the population in its licensed areas. Sunshine has disclosed that it needs to raise substantial additional funding in order to reach its goals. We are hopeful that Sunshine s management will successfully navigate through these uncertain times in the telecommunications industry.

On other PCS license fronts, we have a 10 MHz PCS license for the Basic Trading Area (BTA) covering Las Cruces, New Mexico, and the 10 MHz PCS license in the Logan, Utah BTA (which is contractually ours). The Las Cruces BTA covers a population of approximately 257,000 and the Logan BTA covers a population of approximately 103,000.

Subsequent to year-end, Lynch Interactive sold to Verizon its 20.8% interest in New Mexico RSA 1B cellular property for $5.5 million. Lynch Interactive continues to own 21% and 17% interests in New Mexico RSA 3 and 5 whose licenses cover a population of 96,000 and 62,000, respectively. Additionally, Lynch Interactive has investments in three minority-controlled entities that own spectrum which they purchased in the 700 MHz Guard Band, 39 GHz and Paging FCC Auctions. Operation of these licenses is still in the early stage of development and Lynch Interactive's ultimate realization depends on how the licenses can be developed and/or liquidated.

Other Telecommunications

Through Central Scott Telephone Company, we have an investment in Iowa Network Services (INS). INS provides economies of scale to the 128 Iowa telephone companies who own INS. Through INS, the local RLECs have access to long-distance resale, Internet backbone services, wireless marketing and switching capabilities, and access to high-speed data circuits far beyond what they could obtain individually. In addition, INS has significant wireline and wireless telecommunications operations. In 1999, it acquired 230,000 access lines from GTE and provides wireless PCS coverage in eastern half of Iowa and portions of western Illinois.

Marketable Securities

At December 31, 2001, Lynch Interactive held 156,000 shares of Hector Communications Corporation and 32,000 shares of VeriSign, Inc.

Robert E. Dolan
Chief Financial Officer

Western New Mexico Telephone Company
(Acquired 1989) New Mexico


Silver City • Deming


Inter-Community Telephone Company
(Acquired 1991) North Dakota




Cuba City/Belmont Telephone Companies
(Acquired 1991) Wisconsin


TELEPHONE DIRECTORY
JANUARY 2002

WISCONSIN
1848

Bretton Woods Telephone Company
(Acquired 1992) New Hampshire


BRETTON WOODS TELEPHONE CO.


J.B.N. Telephone Company
(Acquired 1993) Kansas



KANSAS

Haviland Telephone Company
(Acquired 1994) Kansas



KANSAS

Dunkirk & Fredonia Telephone Company
(Acquired 1996) New York




Upper Peninsula Telephone Company
(Acquired 1997) Michigan




Central Scott Telephone Company
(Acquired 1999) Iowa


voice
wireless
broadband
internet/data


Central Utah Telephone Company
(Acquired 2001) Utah




SUMMARY OF OPERATING ACTIVITIES

The following is a short description of some of the initiatives of our operating subsidiaries. We are very fortunate to have such a focused and energetic management team and appreciate their efforts as well as the hard work of all of our employees. It is a great pleasure to work with all these people.

At Interactive, we are proud of the level of service that we provide our customers, which not only insures continuity of our customer relationship but also provides us with an entree in regions outside our serving areas where the provision of telecommunications services may not be up to our standards.

Western New Mexico Telephone Company

This year, Western established a distance learning video system communication link to the four school districts in Western's service territory from Western New Mexico University. Additionally, it completed a fiber optic cable project on the Alamo Indian Reservation.

In 2002, Western's deregulated operations will complete phase one of the PCS build out in Las Cruces, New Mexico, and will begin limited CLEC resale operations in the Silver City area. Western will be working with other exchange companies within the state to develop growth initiatives, which will include connecting Western's fiber network with other rural carriers.

Inter-Community Telephone Company

Inter-Community continues to strategically deploy fiber optic nodes, allowing it to offer digital subscriber line (DSL) service in remote areas in the future.

Belmont Telephone Company
Cuba City Telephone Exchange Company

Cuba City will be installing a major central office switch upgrade in 2002, which will include security software. Additionally, management continues to focus on increasing subscriber revenues using special calling features, such as caller ID and voice mail. The take rate on special calling features grew 10 percent during the year, as these features continue to gain widespread acceptance.

Bretton Woods Telephone Company

Bretton Woods continues its excellent history serving the recreational attractions in its service area. It is in the process of providing DSL services to Mt. Washington Hotel guest rooms and a fiber optic cable installation to the Cog Railway is scheduled for April 2002.

JBN Telephone Company

JBN successfully rolled out its long distance offering to its customers, achieving significant penetration. Its deregulated subsidiary began offering a high-speed data product to customers in its traditional ILEC territory. The Company has moved to Holton, Kansas, and is now providing high-speed data communications as well as voice communications to customers beyond its ILEC territory.

Haviland Telephone Company

Haviland continues its commitment of providing high quality services to its customers. During 2002 Haviland substantially completed its 2nd phase of construction. This infrastructure investment in a hybrid fiber optic and copper network will enable it to provide virtually unlimited telephone lines to all customers in our eastern cluster of exchanges, permit high-speed Internet access utilizing DSL technology, and reduce maintenance costs. During 2002 Haviland will complete another phase of construction, providing the same infrastructure to another three exchanges in its western cluster. In addition, Haviland completed installation of an automatic customer provisioning system, which saves labor costs, permits internal, on-demand audits of its billing records, and substantially automates management of delinquent accounts.

DUNKIRK & FREDONIA
Mark Maytum
Kurt Maytum



WESTERN NEW MEXICO
Jack & Helen Keen
Chuck &Mary Beth Baxter
Clay Keen



CENTRAL UTAH
Eddie Cox
Branch Cox



BRETTON WOODS
Nancy Hubert



UPPER PENINSULA
Calvin Matthews





Washington
Oregon
Montana
Idaho
Wyoming
Nevada
Utah
Colorado
California
Arizona
New Mexico
North Dakota
Minnesota
South Dakota
Wisconsin
Nebraska
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arkansas
Texas
Louisiana
Michigan
Indiana
Ohio
Pennsylvania
New York
Maine
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
West Virginia
Virginia
Kentucky
Tennessee
North Carolina
South Carolina
Georgia
Alabama
Mississippi
Florida



INTER-
COMMUNITY
Dale Halverson
Keith Andersen
Shannon Wendel



J.B.N.
Gene Morris
Mike Irwin



CUBA CITY
BELMONT
Dick Kiesling
Debbie Egli
(Not
Pictured)



HAVILAND
Todd Leed
Mark Wade
Georgianna Nusv
Steve Davis



CENTRAL SCOTT
Norm Harvey
Butch Rebman

Dunkirk & Fredonia Telephone Company

Continuing its history of exemplary service, Dunkirk & Fredonia Telephone Company was awarded a commendation by the New York State Public Service Commission for outstanding customer service for the 12th consecutive year.

Dunkirk & Fredonia marketing continues to focus on DFT as the single source provider and strong efforts are being made in the Buffalo market with its most recent acquisition of American Alarm Services, Inc. DFT continues to provide traditional telephony, long distance, competitive local service, cellular, paging, Internet services, wireless services, and communications and security systems.

DFT Local Service Corporation, DFT's CLEC initiative, significantly reduced costs by down sizing its efforts in resale and reemphasizing its facility based operations.

Upper Peninsula Telephone Company

The Upper Peninsula Telephone Company continued to invest in the infrastructure necessary to insure quality of service. It also plans on restructuring its Internet provider business to improve profitability.

Central Scott Telephone Company

Central Scott continues to strategically add fiber routes to improve service to its customer base, reduce costs and provide opportunities to grow beyond its current territory.

Central Scott is also in discussions with several municipalities outside its service territory in an effort to find ways of improving the area's telecom needs.

Central Utah Telephone, Inc.

Just prior to our acquisition, Central Utah purchased the Dugway, Mt. Pleasant and Wendover exchanges from Qwest Communications, adding about 3,400 access lines. Since the acquisition, Central Utah has spent considerable time improving the service in these areas. In addition, management has installed PCS service in Logan, Utah, a suburb of Salt Lake City, which is the home of Utah State University.

REGULATORY REPORT

I would like to report that the federal regulatory environment for rural telephone companies, such as those owned by Lynch Interactive, has improved significantly during 2001. The Federal Communications Commission (FCC) completed three major regulatory proceedings during 2001 related to rural telephone companies, which should provide a more stable, predictable source of interstate and Universal Service Fund (USF) revenues.

Both federal and state regulatory bodies recognize the established public policy that rural regions of our nation require affordable telephone service. Thus, due to the high costs associated with offering rural telephone service in the most rural, high cost portions of this country, regulators direct funds to rural telephone companies through various support mechanisms. Although the Telecommunications Act of 1996 set in motion the reform of access charges and universal service subsidies, in conjunction with competition, we believe that the regulatory landscape remains favorable to the rural telephone industry.

The FCC adopted an order in May 2001 related to USF for rural carriers that was based on the recommendations of a "rural task force" comprised of 18 industry representatives, including myself. This order explicitly calls for the FCC to provide predictability, certainty and stability to rural carriers USF revenues for a period of five years. At the same time, the FCC adopted an order, known as the Separations Freeze Order, which calls for the freezing of separation factors as one mechanism to provide stability and regulatory certainty to the process whereby the investment and expenses of "cost-based" rural carriers are apportioned between the intrastate and interstate jurisdictions. We expect that the Separations Freeze Order will avoid potential sudden cost shifts in a time of rapid market and technology changes. Finally, in October 2001, the FCC adopted the Multi-Association Group (MAG) Order, which further emphasizes the importance of certainty and stability for rural telephone carriers and encourages investment in rural America. The MAG Order also reaffirmed that the 11.25% interstate rate-of-return was appropriate for "rate-of-return" carriers, which includes all of our telephone companies. This is good news for rural carriers in light of the fact that many of the interexchange carriers, such as AT&T, were strongly advocating a reduction of the interstate rate-of-return.

Therefore, I am very pleased to report that the combined effect of these three orders is to provide additional stability to the interstate revenues of the Lynch Interactive rural local exchange carrier subsidiaries.

Evelyn Cornwall Jerden
Vice President of Regulatory Affairs
Lynch Interactive Corporation

Director, Revenue Requirements
Western New Mexico Telephone Company, Inc.

Board of Directors

Paul J. Evanson
President of Florida Power & Light Company

Mario J. Gabelli
Chairman of the Board and
Chief Executive Officer of Lynch Interactive,
and Chairman and Chief Executive Officer of
Gabelli Asset Management, Inc.

Salvatore Muoio
Managing Member of S. Muoio & Co., LLC

Vincent S. Tese
Consultant

John C. Ferrara
Private Investor
Former President and Chief Executive Officer
of Space Holding Corporation

Daniel R. Lee
Consultant

David C. Mitchell
Consultant

Ralph R. Papitto
Chairman
AFC Cable Systems. Inc.
Chairman of the Board of
Lynch Corporation

Officers

Mario J. Gabelli
Chairman of the Board and
Chief Executive Officer

John Fikre
Vice President—Corporate Development
General Counsel and Secretary

Robert E. Dolan
Chief Financial Officer

Corporate Staff

Mary J. Carroll
Carmine Ceraolo
Carole L. Rau

Transfer Agent & Registrar
For Common Stock
ChaseMellon Shareholder Services
44 Wall Street
New York, NY 10005

Investor Relations Contact
Robert E. Dolan
914-921-8821

Trading Information
American Stock Exchange
Common Stock
Symbol - LIC

Annual Meeting
Our annual meeting of shareholders
will be held on May 9, 2002 at 3:00 p.m.
Bruce Museum
One Museum Drive
Greenwich, CT 06830

Forward Looking Information

This Annual Report contains forward-looking information. It should be recognized that such information are estimates or forecasts based upon various assumptions, including the expected operating performance of the Company's businesses and the economy and financial markets as it impacts the Company's businesses. As a result, such information is subject to uncertainties, risks and inaccuracies, which could be material.

Lynch Interactive Corporation
401 Theodore Fremd Avenue, Rye, NY 10580
www.lynchinteractivecorp.com
Tel.: 914-921-8821 Fax: 914-921-6410